

2024 PROXY STATEMENT | 2023 ANNUAL REPORT

CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; new service and product offerings; revenue growth; future expenses; anticipated changes to regulations; the recognition of deferred revenue; the recoverability of our goodwill and other long-lived assets; competition; the performance, results of operations and cash flows of our equity affiliate Charter Communications, Inc. (**Charter**); the expansion of Charter's network; projected sources and uses of cash; renewal of licenses; the effects of regulatory developments; the Rural Healthcare Program; indebtedness and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. In particular, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- our, GCI Holdings, LLC (**GCI Holdings**) and Charter's ability to obtain cash in sufficient amounts to service financial obligations and meet other commitments;
- our ability to use net operating loss carryforwards and disallowed business interest carryforwards;
- our, GCI Holdings and Charter's ability to obtain additional financing, or refinance existing indebtedness, on acceptable terms;
- the impact of our, GCI Holdings and Charter's significant indebtedness and our, GCI Holdings and Charter's ability to comply with any covenants in our and their respective debt instruments;
- general business conditions, unemployment levels and the level of activity in the housing sector, economic uncertainty or downturn and inflationary pressures on input costs and labor;
- competition faced by GCI Holdings and Charter;
- the ability of GCI Holdings and Charter to acquire and retain subscribers;
- the impact of governmental legislation and regulation including, without limitation, regulations of the Federal Communications Commission (the **FCC**), on GCI Holdings and Charter, their ability to comply with regulations, and adverse outcomes from regulatory proceedings;
- changes in the amount of data used on the networks of GCI Holdings and Charter;
- the ability of third-party providers to supply equipment, services, software or licenses;
- the ability of GCI Holdings and Charter to respond to new technology and meet customer demands for new products and services;
- changes in customer demand for the products and services of GCI Holdings and Charter and their ability to adapt to changes in demand;
- the ability of GCI Holdings and Charter to license or enforce intellectual property rights;
- natural or man-made disasters, terrorist attacks, armed conflicts; pandemics, cyberattacks, network disruptions, service interruptions and system failures and the impact of related uninsured liabilities;
- the ability to hire and retain key personnel;
- the ability to procure necessary services and equipment from GCI Holdings' and Charter's vendors in a timely manner and at reasonable costs including in connection with Charter's network evolution and rural construction initiatives;
- risks related to the Investment Company Act of 1940;
- the outcome of any pending or threatened litigation; and
- changes to general economic conditions, including economic conditions in Alaska, and their impact on potential customers, vendors and third parties.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this Annual Report, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind any risk factors identified and other cautionary statements contained in this Annual Report and in our publicly filed documents, including our most recent Forms 10-K and 10-Q. Such risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statement. This Annual Report includes information concerning Charter, a public company that files reports and other information with the Securities and Exchange Commission (the **SEC**) in accordance with the Securities Exchange Act of 1934, as amended. Information contained in this Annual Report concerning Charter has been derived from the reports and other information filed by it with the SEC. If you would like further information about Charter, the reports and other information it files with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this Annual Report.

STOCK PERFORMANCE

The following graph compares the percentage change in the cumulative total stockholder return on an investment in Liberty Broadband Series A and Series C common stock from December 31, 2018 through December 31, 2023 to the S&P 500 Index, the S&P 500 Communication Services Index and a Peer Group[1] defined by Charter Communications. Liberty Broadband believes this Peer Group is a relevant index for comparative purposes as Liberty Broadband's interest in Charter Communications is its largest asset. Going forward, it is expected that the Liberty Broadband cumulative total stockholder return will be compared to both the Peer Group and the S&P 500 Communication Services Index.



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Liberty Broadband Series A	$100.00	$173.46	$219.44	$224.06	$105.63	$112.30
Liberty Broadband Series C	$100.00	$174.58	$219.87	$223.66	$105.89	$111.88
S&P 500 Index	$100.00	$128.88	$149.83	$190.13	$153.16	$190.27
S&P 500 Communication Services Index	$100.00	$130.88	$159.91	$192.74	$114.84	$177.26
Peer Group[1]	$100.00	$125.12	$139.90	$137.64	$ 96.71	$106.01

_____

(1) Peer Group comprises AT&T, Inc., Cisco Systems, Inc., Comcast Corporation, Warner Bros Discovery, Inc., Fox Corporation, Liberty Global Plc, Lumen Technologies, Inc., Netflix, Inc., The Walt Disney Company, T-Mobile US, Inc., Verizon Communications, Inc. and Paramount Global.

INVESTMENT SUMMARY

(Based on publicly available information as of January 31, 2024 unless otherwise noted)
www.libertybroadband.com/about/asset-list

The following tables set forth some of Liberty Broadband Corporation's assets which may be held directly and indirectly through partnerships, joint ventures, common stock investments and/or instruments convertible into common stock. Ownership percentages in the tables are approximate and, where applicable, assume conversion to common stock by Liberty Broadband Corporation and, to the extent known by Liberty Broadband Corporation, other holders. Ownership percentages in the tables are approximate. In some cases, Liberty Broadband Corporation's interest may be subject to buy/sell procedures, repurchase rights or dilution.

LIBERTY BROADBAND CORPORATION			
ENTITY	**DESCRIPTION OF OPERATING BUSINESS**	**ATTRIBUTED SHARE COUNT[1] (in millions)**	**ATTRIBUTED OWNERSHIP**
Charter Communications, Inc. (NASDAQ: CHTR)	The second largest cable operator in the United States and a leading broadband communications services company providing video, Internet and voice services to residential and small and medium business customers.	46.1	26%[2]
Comscore, Inc. (NASDAQ: SCOR)	Global information and analytics company that measures advertising, content, and the consumer audiences across media platforms.	1.4	15.5%[3]
GCI Holdings, LLC	GCI is the largest Alaska-based communications provider based on revenues, providing a full range of wireless, data, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions.	N/A	100%

Note: Tables above include holdings with owned asset value greater than $5 million.

1) Applicable only for publicly-traded entities.

2) Charter ownership denotes fully diluted ownership cap (as defined in Liberty Broadband and Charter's Stockholder Agreement). Charter ownership as of January 17, 2024.

3) Adjusted for 1 for 20 reverse stock split completed on December 20, 2023. Ownership on an as-converted basis based on outstanding shares as of March 6, 2024.

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Series A and Series C common stock trade on the Nasdaq Global Select Market under the symbols "LBRDA" and "LBRDK," respectively. Our Series B common stock is quoted on the OTC Markets under the symbol "LBRDB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the quarterly range of high and low sales prices of our Series B common stock for the years ended December 31, 2023 and 2022. There is no established public trading market for our Series B common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

| | Liberty Broadband Corporation Series B common stock (LBRDB) | |
	High	Low
2022		
First quarter	$ 159.61	130.58
Second quarter	$ 133.46	105.76
Third quarter	$ 117.75	93.00
Fourth quarter	$ 89.95	73.75
2023		
First quarter	$ 93.00	80.00
Second quarter	$ 85.00	70.00
Third quarter	$ 95.00	79.19
Fourth quarter	$ 86.75	78.50

Holders

As of January 31, 2024, there were 607, 73 and 2,091 holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one shareholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Purchases of Equity Securities by the Issuer

As of December 31, 2023, the Company had $1.8 billion available to be used for share repurchases under the Company's share repurchase program.

A summary of the repurchase activity for the three months ended December 31, 2023 is as follows:

Period	Series A Common Stock		Series C Common Stock		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share		
October 1 - 31, 2023	—	$ —	148,854	$ 88.18	148,854	$1,949 million
November 1 - 30, 2023 . . .	—	$ —	808,485	$ 83.33	808,485	$1,881 million
December 1 - 31, 2023	—	$ —	1,356,244	$ 78.65	1,356,244	$1,775 million
Total	—	$ —	2,313,583	$ 80.90	2,313,583	

There were no repurchases of Liberty Broadband Series B common stock or Liberty Broadband Series A Cumulative Preferred Stock ("Liberty Broadband Preferred Stock") during the three months ended December 31, 2023.

During the three months ended December 31, 2023, 56 shares of Liberty Broadband Series A common stock, zero shares of Liberty Broadband Series B common stock, 208 shares of Series C common stock and zero shares of Liberty Broadband Preferred Stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting of their restricted stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Overview

Liberty Broadband Corporation ("Liberty Broadband," "the Company," "us," "we," or "our") is primarily comprised of GCI Holdings, LLC ("GCI Holdings" or "GCI"), a wholly owned subsidiary, and an equity method investment in Charter Communications, Inc. ("Charter").

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly-owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off").

On December 18, 2020, GCI Liberty, Inc. ("GCI Liberty"), the parent company of GCI Holdings, was acquired by Liberty Broadband (the "Combination").

Through a number of prior years' transactions, including the Combination, Liberty Broadband has acquired an interest in Charter. Liberty Broadband controls 25.01% of the aggregate voting power of Charter.

Skyhook Holdings, Inc. ("Skyhook") was a wholly owned subsidiary of Liberty Broadband until its sale on May 2, 2022 for aggregate consideration of approximately $194 million, including amounts held in escrow of approximately $23 million that were released to Liberty Broadband on May 3, 2023. Liberty Broadband recognized a gain on the sale of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations. Skyhook is included in Corporate and other through April 30, 2022 and is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty Broadband's operations and financial results.

Strategies and Challenges

<u>Executive Summary</u>

GCI Holdings, a wholly owned subsidiary of the Company, provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand.

Charter is a leading broadband connectivity company and cable operator serving more than 32 million customers in 41 states through its Spectrum brand. Over an advanced communications network, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet, TV, Mobile and Voice. For small and medium-sized companies, Spectrum Business delivers the same suite of broadband products and services coupled with special features and applications to enhance productivity, while for larger businesses and government entities, Spectrum Enterprise provides highly customized, fiber-based solutions. Spectrum Reach delivers tailored advertising and production for the modern media landscape. Charter also distributes award-winning news coverage and sports programming to its customers through Spectrum Networks. At December 31, 2023, Liberty Broadband owned approximately 46.3 million shares of Charter Class A common stock, representing an approximate 31.9% economic ownership interest in Charter's issued and outstanding shares.

<u>Key Drivers of Revenue</u>

GCI Holdings earns revenue from the monthly fees customers pay for data, wireless, video, voice, and managed services. Through close coordination of its customer service and sales and marketing efforts, its customer service representatives suggest to its customers other services they can purchase or enhanced versions of services they already purchase to achieve increased revenue and penetration of its multiple service offerings.

Charter's revenue is principally derived from the monthly fees customers pay for services it provides. Charter also earns revenue from one-time installation fees and advertising sales. Charter's marketing organization creates and executes marketing programs intended to grow customer relationships, increase the number of services they sell per relationship, retain existing customers and cross-sell additional products to current customers.

<u>Current Trends Affecting Our Business</u>

GCI Holdings and Charter must stay abreast of rapidly evolving technological developments and offerings to remain competitive and increase the utility of their products and services. These companies must be able to incorporate new technologies into their products and services in order to address the needs of their customers.

GCI Holdings

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska. In recent years, varying factors have contributed to significant volatility and disruption of financial markets and global supply chains. Additionally, the U.S. Federal Reserve increased interest rates starting in March 2022 and throughout 2023. Mounting inflationary cost pressures and recessionary fears have negatively impacted the U.S. and global economy. Unfavorable economic conditions, such as a recession or economic slowdown in the U.S., or inflation in the markets in which GCI operates, could negatively affect the affordability of and demand for GCI's products and services and its cost of doing business.

The Alaska economy is dependent upon the oil industry, state and federal spending, investment earnings and tourism. A decline in oil prices would put significant pressure on the Alaska state government budget. The Alaska state government has financial reserves that GCI Holdings believes may be able to help fund the state government for the next couple of years. The Alaska economy is subject to recessionary pressures as a result of the economic impacts of volatility in oil prices, inflation, and other causes that could result in a decrease in economic activity. While it is difficult for GCI Holdings to predict the future impact of a recession on its business, these conditions have had an adverse impact on its business and could adversely affect the affordability of and demand for some of its products and services and cause customers to shift to lower priced products and services or to delay or forgo purchases of its products and services. GCI Holdings' customers may not be able to obtain adequate access to credit, which could affect their ability to make timely payments to GCI Holdings and could lead to an increase in accounts receivable and bad debt expense. If a recession occurs, it could negatively affect GCI Holdings' business including its financial position, results of operations, or liquidity, as well as its ability to service debt, pay other obligations and enhance shareholder returns.

In addition, during 2022 and continuing in 2023, GCI Holdings began to experience the impact of inflation-sensitive items, including upward pressure on the costs of materials, labor, and other items that are critical to GCI Holdings' business. GCI Holdings continues to monitor these impacts closely and, if costs continue to rise, GCI Holdings may be unable to recoup losses or offset diminished margins by passing these costs through to its customers or implementing offsetting cost reductions.

Rural Health Care ("RHC") Program

GCI Holdings receives support from various Universal Service Fund ("USF") programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the Federal Communications Commission ("FCC"), interpretations of or compliance with USF program rules, or legislative actions. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2023, the Company had net accounts receivable from the RHC Program in the amount of approximately $74 million, which is included within Trade and other receivables in the consolidated balance sheets.

FCC Rate Reduction. In November 2017, the Universal Service Administrative Company ("USAC") requested further information in support of the rural rates charged to a number of GCI Holdings' RHC customers in connection with the funding requests for the year that ran July 1, 2017 through June 30, 2018. On October 10, 2018, GCI Holdings received a letter from the FCC's Wireline Competition Bureau ("Bureau") notifying it of the Bureau's decision to reduce the rural rates charged to RHC customers for the funding year that ended on June 30, 2018 by approximately 26% resulting in a reduction of total support payments of $28 million. The FCC also informed GCI Holdings that the same cost methodology used for the funding year that ended on June 30, 2018 would be applied to rates charged to RHC customers in subsequent funding years. In response to the Bureau's letter, GCI Holdings filed an Application for Review with the FCC.

On October 20, 2020, the Bureau issued two separate letters approving the cost-based rural rates GCI Holdings historically applied when recognizing revenue for services provided to its RHC customers for the funding years that ended on June 30, 2019 and June 30, 2020. GCI Holdings collected approximately $175 million in accounts receivable relating to these two funding years during the year ended December 31, 2021. GCI Holdings also filed an Application for Review of these determinations. Subsequently, GCI identified rates for similar services provided by a competitor that would justify higher rates for certain GCI satellite services in the funding years that ended on June 30, 2018, June 30, 2019, and June 30, 2020. GCI submitted that information to the Bureau on September 7, 2021.

On June 25, 2020, GCI Holdings submitted cost studies with respect to a number of its rates for services provided to its RHC customers for the funding year ended June 30, 2021, which require approval by the Bureau. GCI Holdings further updated those studies on November 12, 2020, to reflect the completion of the bidding season for that funding year. On May 24, 2021, the FCC approved the cost studies submitted by GCI Holdings for the funding year ended June 30, 2021. Subsequently, on August 16, 2021, GCI submitted a request for approval of rates for 17 additional sites, all of which the FCC approved.

RHC Program Funding Cap. The RHC program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

Enforcement Bureau and Related Inquiries. On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau's review of GCI Holdings' compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings' currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings' currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC's Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings' determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice ("DOJ") informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI's participation in the FCC's RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC's Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

On May 10, 2023, GCI entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of $41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities. Additionally, as part of the settlement with the FCC and the DOJ, GCI Holdings withdrew all of its open Applications for Review related to FCC rate reduction matters.

Revision of Support Calculations. On August 20, 2019, the FCC released an order changing the manner in which support issued under the RHC Program would be calculated and approved. Some of these changes became effective beginning with the funding year ended June 30, 2021, while others became effective with the funding year ended June 30, 2022. On October 21, 2019, GCI Holdings appealed the order to the United States Court of Appeals for the District of Columbia Circuit, but that appeal was withdrawn as part of the settlement with the FCC. At the direction of the FCC, USAC released a database that purported to determine a median rate that would have capped the amount of support available for each service sold under the program, starting in the funding year ended June 30, 2022. GCI Holdings sought FCC review of various aspects of the database implementation. On September 30, 2020, USAC released a refreshed version of the database incorporating limited changes submitted by interested parties. On January 19, 2021, the Bureau issued an Order that waived the requirement to use the database for health care providers in Alaska for the two funding years ended June 30, 2022 and June 30, 2023. On April 8, 2021, the Bureau issued an Order further extending the January 19, 2021 waiver to carriers nationwide and eliminating the ability or requirement to use the database to establish the healthcare provider payments for services subsidized by the RHC Telecom Program. On April 12, 2022 and May 25, 2022, the Bureau issued Orders further extending the January 19, 2021 and April 8, 2021 waivers regarding use of the database by health care providers seeking support under the RHC Program through the funding year ending June 30, 2024. On January 26, 2023, the FCC adopted an Order on Reconsideration, Report and Order, and Second Further Notice of Proposed Rulemaking, which grants the petitions challenging the rates database, returns the RHC Telecom Program to the rate determination rules in place prior to the adoption of the rates database, permits providers to determine rural rates based on previously approved rates through the funding years ending June 30, 2025 and June 30, 2026, and seeks comment on future revisions to the rate determination rules.

Charter

Charter faces intense competition for residential customers, both from existing competitors and, as a result of the rapid development of new technologies, services and products, from new entrants. With respect to its residential business, Charter competes with other providers of video, Internet access, telephone and mobile services, and other sources of home entertainment. Charter's principal competitors for video services are virtual multichannel video programming distributors such as Hulu Live, YouTube TV, Sling TV, Philo and DirecTV Stream, as well as direct broadcast satellite service providers. Charter's principal competitors for Internet services are the broadband services provided by companies, including fiber-to-the-home, fixed wireless broadband, Internet delivered via satellite and digital subscriber line services. A growing number of commercial areas, such as retail malls, restaurants and airports, offer WiFi Internet service. Numerous local governments are also considering or actively pursuing publicly subsidized WiFi Internet access networks. In addition, providers are constructing open access networks that can deliver services from multiple underlying Internet service providers. These options offer alternatives to cable-based Internet access. In addition, providers are constructing open access networks that can deliver services from multiple underlying Internet service providers. Charter's principal competitors for voice and mobile services are other mobile and wireline phone providers, as well as other forms of communication, such as text messaging on cellular phones, instant messaging, social networking services, video conferencing and email. The increase in the number of different technologies capable of carrying voice services and the number of alternative communication options available to customers as well as the replacement of wireline services by wireless have intensified the competitive environment in which Charter operates its residential voice service.

During the year ended December 31, 2023, Charter added 2,474,000 mobile lines and 155,000 Internet customers. Charter spent $1.9 billion on its subsidized rural construction initiative during the year ended December 31, 2023 and activated approximately 295,000 subsidized rural passings. Charter's mobile line and Internet customer additions were supported by its Spectrum One offering, which brings together Spectrum Internet, Advanced WiFi and Unlimited Spectrum Mobile to offer consumers fast, reliable and secure online connections on their favorite devices at home and on-the-go in a high-value package, and were further supported by growth in Charter's legacy and new subsidized rural markets.

Charter continues to upgrade its network to provide higher Internet speeds and reliability and invest in its products and customer service platforms. Charter also continues to develop its video product. In September 2023, Charter entered into a new affiliation agreement with The Walt Disney Company ("Disney"), which provides a template for a new programming affiliation approach where Charter partners with content providers to provide access to both linear and app-based direct-to-consumer content. In October 2023, Charter began deploying Xumo Stream Boxes ("Xumo") to new video customers. Xumo combines a live TV experience with access to hundreds of content applications, and features unified search and discovery along with a curated content offering based on the customer's interests and subscriptions. By continually improving its product set and offering consumers the opportunity to save money by switching to Charter's services, Charter believes it can continue to penetrate its expanding footprint and sell additional products to existing customers. Charter is also beginning to see operational benefits from the targeted investments it is making in employee wages and benefits to build employee skill sets and tenure, as well as the continued investments in digitization of customer service platforms and proactive maintenance, all with the goal of improving the customer experience, reducing transactions and driving customer growth and retention.

Results of Operations—Consolidated

General. We provide information regarding our consolidated operating results and other income and expenses, as well as information regarding the contribution to those items from our reportable segments in the tables below. The "Corporate and other" category consists of those assets or businesses which do not qualify as a separate reportable segment. See note 14 to the accompanying consolidated financial statements for more discussion regarding our reportable segments. For a more detailed discussion and analysis of GCI Holdings' results, see "Results of Operations—GCI Holdings, LLC" below.

A discussion regarding our financial condition and results of operations for fiscal year 2023 compared to fiscal year 2022 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2022 compared to fiscal year 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2022.

Operating Results

	Years ended December 31,	
	2023	2022
	amounts in millions	
Revenue		
GCI Holdings	$ 981	969
Corporate and other	—	6
Consolidated	$ 981	975
Operating Income (Loss)		
GCI Holdings	$ 117	54
Corporate and other	(44)	(93)
Consolidated	$ 73	(39)
Adjusted OIBDA		
GCI Holdings	$ 361	358
Corporate and other	(24)	(31)
Consolidated	$ 337	327

Revenue

Revenue increased $6 million for the year ended December 31, 2023, as compared to the same period in 2022. Revenue at GCI Holdings increased $12 million for the year ended December 31, 2023, as compared to the corresponding prior year period. See "Results of Operations—GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Revenue for Corporate and other decreased for the year ended December 31, 2023, as compared to the same period in 2022, due to the sale of Skyhook. With the sale of Skyhook in May 2022, Corporate and other revenue was minimal during the first half of 2022 and will be zero in future periods as all Corporate and other revenue was generated by Skyhook.

Operating Income (Loss)

Consolidated operating income increased $112 million for the year ended December 31, 2023, as compared to the same period in 2022. Operating income increased $63 million at GCI Holdings for the year ended December 31, 2023, as compared to the same period in 2022. See "Results of Operations—GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Operating loss for Corporate and other improved $49 million for the year ended December 31, 2023, as compared to the same period in 2022. Operating loss for Corporate and other included net litigation settlements of $38 million during the year ended December 31, 2022. Operating loss for Corporate and other also improved due to decreased professional service fees.

Adjusted OIBDA

To provide investors with additional information regarding our financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, and impairment charges. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net income, cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles. The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA.

	Years ended December 31,	
	2023	2022
	amounts in millions	
Operating income (loss)	$ 73	(39)
Depreciation and amortization	230	262
Stock-based compensation	34	37
Litigation settlement	—	67
Adjusted OIBDA	$ 337	327

Adjusted OIBDA improved $10 million in the year ended December 31, 2023, as compared to the same period in 2022. GCI Holdings' Adjusted OIBDA improved $3 million in the year ended December 31, 2023, as compared to the same period in 2022. See "Results of Operations—GCI Holdings, LLC" below for a more complete discussion of the results of operations of GCI Holdings.

Corporate and other Adjusted OIBDA changed due to the fluctuations in operating income (loss) as discussed above.

Other Income and Expense:

Components of Other income (expense) are presented in the table below.

	Years ended December 31,	
	2023	2022
	amounts in millions	
Other income (expense):		
Interest expense	$ (206)	(133)
Share of earnings (losses) of affiliate	1,155	1,326
Gain (loss) on dilution of investment in affiliate	(60)	(63)
Realized and unrealized gains (losses) on financial instruments, net	(101)	334
Gain (loss) on dispositions, net	—	179
Other, net	27	(70)
	$ 815	1,573

Interest expense

Interest expense increased $73 million during the year ended December 31, 2023, as compared to the same period in 2022. The increase was driven by higher interest rates on our variable rate debt and by higher amounts outstanding on the Margin Loan Facility (as defined in note 7 to the accompanying consolidated financial statements). The interest rates on our fixed rate debt also increased with the closing of the 3.125% Exchangeable Senior Debentures due 2053 (the "3.125% Debentures") and repurchase of other exchangeables, as further described in note 7 to the accompanying consolidated financial statements.

Share of earnings (losses) of affiliates

Share of earnings from affiliates decreased $171 million during the year ended December 31, 2023, as compared to the same period in 2022. Share of earnings (losses) from affiliates is attributable to the Company's ownership interest in Charter. Upon the Company's initial investment in Charter, the Company allocated the excess basis, between the book basis of Charter and fair value of the shares acquired and ascribed remaining useful lives of 7 years and 13 years to property and equipment and customer relationships, respectively, and indefinite lives to franchise fees, trademarks and goodwill. As of December 31, 2023, property and equipment and customer relationships have weighted average remaining useful lives of approximately 4 years and 7 years, respectively. Outstanding debt is amortized over the contractual period using the straight-line method. Amortization related to debt and intangible assets with identifiable useful lives is included in the Company's share of earnings (losses) from affiliates line item in the accompanying consolidated statements of operations and aggregated $277 million and $232 million, net of related taxes, for the years ended December 31, 2023 and 2022, respectively.

The following is a discussion of Charter's stand alone results of operations. In order to provide a better understanding of Charter's operations, we have included a summarized presentation of Charter's results from operations. Charter is a separate publicly traded company and additional information about Charter can be obtained through its website and public filings, which are not incorporated by reference. The amounts included in the table below, derived from Charter's public filings, represent Charter's results for each of the years ended December 31, 2023 and 2022.

	Years ended December 31,	
	2023	2022
	amounts in millions	
Revenue	$ 54,607	54,022
Operating expenses, excluding stock-based compensation	(32,660)	(32,687)
Adjusted OIBDA	21,947	21,335
Depreciation and amortization	(8,696)	(8,903)
Stock-based compensation	(692)	(470)
Operating income (loss)	12,559	11,962
Other income (expense), net	(5,705)	(4,500)
Net income (loss) before income taxes	6,854	7,462
Income tax benefit (expense)	(1,593)	(1,613)
Net income (loss)	$ 5,261	5,849

Charter's revenue increased $585 million during the year ended December 31, 2023, as compared to the same period in 2022, primarily due to growth in residential Internet revenue, mobile device sales and residential mobile service revenue partly offset by lower residential video and advertising sales revenue, as well as $68 million of total customer credits related to the temporary loss of Disney programming during 2023.

During the year ended December 31, 2023, operating expenses, excluding stock-based compensation, decreased $27 million, as compared to the same period in 2022. Operating costs during the year ended December 31, 2023, as compared to the same period in 2022, were impacted by lower programming costs as a result of a higher mix of lower cost video packages within Charter's video customer base, fewer customers and a $61 million benefit related to the temporary loss of Disney programming during 2023, partly offset by contractual rate adjustments, including renewals and increases in amounts paid for retransmission consent. Additionally, operating costs were impacted by higher mobile device sales and higher other mobile direct costs due to an increase in mobile lines, as well as increased costs to service customers and higher corporate labor costs. The increased costs to service customers was primarily due to adjustments to job structure, pay and benefits to build a more skilled and longer tenured workforce resulting in lower frontline employee attrition compared to 2022, and additional activity to support the accelerated growth of Spectrum Mobile.

The decrease in operating expenses, excluding stock-based compensation, was also due to a $262 million gain on sale of towers during the year ended December 31, 2023.

Charter's Adjusted OIBDA increased $612 million during the year ended December 31, 2023, as compared to the same period in 2022, for the reasons described above.

Depreciation and amortization expense decreased $207 million during the year ended December 31, 2023, as compared to the same period in 2022, primarily due to certain assets acquired in acquisitions becoming fully depreciated, offset by an increase in depreciation as a result of more recent capital expenditures.

Other expense, net increased $1.2 billion during the year ended December 31, 2023, as compared to the same period in 2022. The increase in other expenses, net was primarily due to increased interest expense caused by an increase in weighted average interest rates, as well as an increase in weighted average debt outstanding, an increase in net periodic pension costs and increased losses on equity investments, partly offset by increased gains on financial instruments, net.

Charter recognized income tax expense of $1.6 billion for both the years ended December 31, 2023 and 2022.

Gain (loss) on dilution of investment in equity affiliate

The loss on dilution of investment in affiliate decreased by $3 million during the year ended December 31, 2023, as compared to the same period in 2022. The loss on dilution of investment in affiliate decreased primarily due to a decrease in issuance of Charter common stock from the exercise of stock options and restricted stock units held by employees and other third parties, partially offset by a smaller gain on dilution related to Charter's repurchase of Liberty Broadband's Charter shares.

Realized and unrealized gains (losses) on financial instruments, net

Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the following:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Indemnification obligation	$ 5	273
Exchangeable senior debentures	(106)	61
	$ (101)	334

The changes in these accounts are primarily due to market factors and changes in the fair value of the underlying stocks or financial instruments to which these related (see notes 4 and 7 to the accompanying consolidated financial statements for additional discussion). The changes in realized and unrealized gains (losses) for the year ended December 31, 2023, as compared to the same period in 2022, were primarily due to decreases in realized and unrealized gains on the indemnification obligation, as well as the changes in fair value of the debentures outstanding for the respective periods related to changes in market price of the underlying Charter stock. See note 4 to the accompanying consolidated financial statements for more discussion regarding the indemnification obligation, which was settled as of December 31, 2023.

Gain (loss) on dispositions, net

Liberty Broadband recognized a gain on the sale of Skyhook of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations.

Other, net

Other, net income increased $97 million for the year ended December 31, 2023, as compared to the same period in 2022. The increase was primarily due to a tax sharing receivable with Qurate Retail, Inc. ("Qurate Retail"). The tax sharing receivable with Qurate Retail resulted in tax sharing income of $11 million and tax sharing loss of $79 million for the years ended December 31, 2023 and 2022, respectively. See more discussion about the tax sharing agreement with Qurate Retail in note 1 to the accompanying consolidated financial statements. The remaining increase is the result of increased dividend and interest income primarily from movement in market interest rates.

Income taxes

Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Earnings (loss) before income taxes	$ 888	1,534
Income tax (expense) benefit	(200)	(277)
Effective income tax rate	23%	18%

Our effective tax rate for the year ended December 31, 2023 was 23%. Our effective tax rate was higher than the federal tax rate of 21% in 2023 primarily due to the effect of state income taxes and certain non-deductible expenses.

Our effective tax rate for the year ended December 31, 2022 was 18%. Our effective tax rate was lower than the federal tax rate of 21% in 2022 primarily due to the nontaxable decrease in the fair value of the indemnification obligation owed to Qurate Retail and tax benefits from the sale of stock of a subsidiary.

Net earnings (losses)

We had net earnings of $688 million and $1.3 billion for the years ended December 31, 2023 and 2022, respectively. The change in net earnings (losses) was the result of the above-described fluctuations in our revenue, expenses and other gains and losses.

Liquidity and Capital Resources

As of December 31, 2023, substantially all of our cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

The following are potential sources of liquidity: available cash balances, cash generated by the operating activities of our privately-owned subsidiaries (to the extent such cash exceeds the working capital needs of the subsidiaries and is not otherwise restricted), monetization of investments (including Charter Repurchases (as defined in note 5 to the accompanying consolidated financial statements and discussed below)), outstanding or anticipated debt facilities (as discussed in note 7 to the accompany consolidated financial statements), debt and equity issuances, and dividend and interest receipts.

As of December 31, 2023, Liberty Broadband had a cash balance of $158 million.

	Years ended December 31,	
	2023	2022
	amounts in millions	
Cash flow information		
Net cash provided by (used in) operating activities.	$ 16	(56)
Net cash provided by (used in) investing activities	$ 150	3,047
Net cash provided by (used in) financing activities.	$ (390)	(2,797)

The increase in cash provided by operating activities in 2023, as compared to the same period in 2022, was primarily driven by increased operating income, partly offset by timing differences in working capital accounts (including litigation payments).

During the years ended December 31, 2023 and 2022, net cash flows provided by investing activities were primarily related to the sale of Charter Class A common stock for $394 million and $3.0 billion, respectively, to maintain our fully diluted ownership percentage of Charter at 26%. In February 2021, Liberty Broadband entered into a letter agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap (see more information in note 5 to the accompanying consolidated financial statements). The Company expects the Charter Repurchases to be a significant source of liquidity in future periods. Additionally, the Company received $163 million of cash proceeds, net of closing fees, from the sale of Skyhook during the year ended December 31, 2022. During the years ended December 31, 2023 and 2022, net cash flows used in investing activities were primarily related to capital expenditures of $222 million and $181 million, respectively, and purchases of equity securities during 2023.

During the year ended December 31, 2023, net cash flows used in financing activities were primarily for the repurchase of approximately $1,415 million in principal amount of outstanding exchangeable senior debentures, partially offset by the issuance of $1,265 million aggregate original principal amount of the 3.125% Debentures (see more information in note 7 to the accompanying consolidated financial statements), as well as net borrowings of debt of approximately $60 million of outstanding Revolving Loans (as defined in note 7 to the accompanying consolidated financial statements) under the Margin Loan Facility. Additionally, net cash flows used in financing activities included repurchases of Liberty Broadband Series A and Series C common stock of $227 million and indemnification payments of $45 million made by Liberty Broadband to Qurate Retail in connection with the LI LLC 1.75% Exchangeable Debentures (as defined in note 4 to the accompanying consolidated financial statements).

During the year ended December 31, 2022, net cash flows used in financing activities were primarily repurchases of Liberty Broadband Series A and Series C common stock of $2.9 billion, partially offset by net borrowings of debt of approximately $100 million of outstanding Revolving Loans under the Margin Loan Facility.

The projected uses of our cash are the potential buyback of common stock under the approved share buyback program, net capital expenditures of approximately $200 million, approximately $210 million for interest payments on outstanding debt, approximately $15 million for preferred stock dividends, funding of any operational needs of our subsidiaries, to reimburse Liberty for amounts due under various agreements and to fund potential investment opportunities. We expect corporate cash and other available sources of liquidity to cover corporate expenses for the foreseeable future.

Off-Balance Sheet Arrangements and Material Cash Requirements

We have contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible we may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made, except for those matters disclosed in notes 9 and 13 to the accompanying consolidated financial statements.

Information concerning the amount and timing of current and long-term material cash requirements, both accrued and off-balance sheet, excluding loss contingencies and uncertain tax positions, if any, where it is indeterminable when payments will be made, is summarized below:

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
			amounts in millions		
Material Cash Requirements					
Debt (1)	$ 3,724	3	1,616	838	1,267
Preferred stock liquidation value	180	—	—	—	180
Interest expense and preferred stock dividends (2)	1,847	221	370	169	1,087
Finance and operating lease obligations	122	49	47	13	13
Tower obligations, including interest	132	8	16	17	91
Purchase obligations	158	116	37	5	—
Total	$ 6,163	397	2,086	1,042	2,638

(1) Amounts are reflected in the table at the outstanding principal amount at December 31, 2023, assuming the debt instrument will remain outstanding until the stated maturity date and may differ from the amounts stated in our consolidated balance sheet to the extent debt instruments (i) were issued at a discount or premium or (ii) have elements which are reported at fair value in our consolidated balance sheets. Amounts do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on our outstanding debt at December 31, 2023, (ii) assume the interest rates on our variable rate debt remain constant at the December 31, 2023 rates and (iii) assume that our existing debt is repaid at contractual maturity.

Critical Accounting Estimates and Policies

The preparation of our financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates and accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported. All of these accounting estimates and assumptions, as well as the resulting impact to our financial statements, have been discussed with our audit committee.

Application of the Equity Method of Accounting for Investments in Affiliates. For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived.

Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, to investors other than the Company, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statement of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

Our evaluation of the fair value of our investments and any resulting impairment charges are made as of the most recent balance sheet date. Changes in fair value subsequent to the balance sheet date due to the factors described above are possible. Subsequent decreases in fair value will be recognized in our consolidated statement of operations in the period in which they occur to the extent such decreases are deemed to be other than temporary. Subsequent increases in fair value will be recognized in our consolidated statement of operations only upon our ultimate disposition of the investment.

Fair Value of Non-Financial Instruments. The Company's non-financial instrument valuations are primarily comprised of its determination of the estimated fair value allocation of net tangible and identifiable intangible assets acquired in business combinations, the Company's annual assessment of the recoverability of its goodwill and other nonamortizable intangibles, and the Company's evaluation of the recoverability of its other long-lived assets upon certain triggering events.

The Company periodically reviews the carrying value of its intangible assets with definite lives and other long-lived assets to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets or asset groups might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset group, or a significant decline in the observable market value of an asset group, among others. If such facts indicate a potential impairment, the recoverability of the asset group is assessed by determining whether the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the asset group over the remaining economic life of the asset group. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is recognized.

If the carrying value of the Company's amortizing intangible or long-lived assets exceeds their estimated fair value, the Company is required to write the carrying value down to fair value. Any such write down is included in impairment expense in the Company's consolidated statements of operations. A high degree of judgment is required to estimate the fair value of the Company's amortizing intangible and long-lived assets. The Company may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. The Company may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the high degree of judgment involved in our estimation techniques, any value ultimately derived from the Company's amortizing intangible or long-lived assets may differ from its estimate of fair value.

The Company utilizes the cost approach as the primary method used to establish fair value for its property and equipment in connection with business combinations. The cost approach considers the amount required to replace an asset by constructing or purchasing a new asset with similar utility, then adjusts the value in consideration of physical depreciation and functional and technological obsolescence as of the appraisal date. The cost approach relies on management's assumptions regarding current material and labor costs required to rebuild and repurchase significant components of the Company's property and equipment along with assumptions regarding the age and estimated useful lives of its property and equipment.

The accounting guidance permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed.

The Company utilizes an income approach as the primary method used to establish fair value for its customer relationships and cable certificates in connection with business combinations and annual impairment testing when deemed necessary. The income approach quantifies the expected earnings of the Company's customer relationships and cable certificates, by isolating the after tax cash flows attributable to the respective asset and then discounting the cash flows to their present value. The income approach relies on management's assumptions such as projected revenue, market penetration, expenses, capital expenditures, customer trends, and a discount rate applied to the estimated after tax cash flows.

The Company performs an annual assessment of the recoverability of its goodwill during the fourth quarter, or more frequently, if events and circumstances indicate impairment may have occurred. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. The estimated fair value of a reporting unit has historically been determined using an income approach, when deemed necessary. The Company's income approach model used for its reporting unit valuation is consistent with that used for the cable certificates except that cash flows from the entire business enterprise are used.

Income Taxes. We are required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. This process requires our management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that we enter into. Based on these judgments we may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which we operate, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on our financial position.

Results of Operations—GCI Holdings, LLC

GCI Holdings provides a full range of data, wireless, video, voice, and managed services to residential, businesses, governmental entities, and educational and medical institutions primarily in Alaska. The following table highlights selected key performance indicators used in evaluating GCI Holdings.

	December 31,	
	2023	2022
Consumer		
Data:		
Cable modem subscribers[1]	159,700	157,200
Wireless:		
Wireless lines in service[2]	197,300	191,100

[1] A cable modem subscriber is defined by the purchase of cable modem service regardless of the level of service purchased. If one entity purchases multiple cable modem service access points, each access point is counted as a subscriber. Data cable modem subscribers as of December 31, 2023 include 1,100 subscribers that were reclassified from GCI Business to GCI Consumer subscribers in the first quarter of 2023 and are not new additions.

[2] A wireless line in service is defined as a wireless device with a monthly fee for services. Wireless lines in service as of December 31, 2023 include 1,400 lines that were reclassified from GCI Business to GCI Consumer lines in the first quarter of 2023 and are not new additions.

GCI Holdings' operating results for the years ended December 31, 2023 and 2022 are as follows:

	Years ended December 31,	
	2023	2022
	amounts in millions	
Revenue	$ 981	969
Operating expenses (excluding stock-based compensation included below):		
Operating expense	(245)	(250)
Selling, general and administrative expenses	(375)	(361)
Adjusted OIBDA	361	358
Stock-based compensation	(14)	(13)
Depreciation and amortization	(230)	(262)
Litigation settlement	—	(29)
Operating income (loss)	$ 117	54

Revenue

The components of revenue are as follows:

	Years ended December 31,	
	2023	**2022**
	amounts in millions	
Consumer		
Data	$ 233	231
Wireless.	193	193
Other	42	55
Business		
Data	427	395
Wireless.	50	53
Other	36	42
Total revenue	$ 981	969

Consumer data revenue increased $2 million for the year ended December 31, 2023, as compared to the same period in 2022. The increase was primarily driven by an increase in the number of subscribers.

Consumer wireless revenue was flat for the year ended December 31, 2023, as compared to the same period in 2022. Although consumer wireless lines in service increased during 2023, revenue per customer declined partially due to GCI's efforts to transition customers to its new GCI+ product, resulting in similar revenue for both periods.

Consumer other revenue decreased $13 million for the year ended December 31, 2023, as compared to the same period in 2022. Consumer other revenue consists of consumer video and voice revenue. The decrease was due to a decrease in video revenue primarily driven by decreased video subscribers. This was the result of both the transition from traditional linear video delivery to IP delivery and GCI Holdings' decision to discontinue selling bulk video packages for multi-dwelling units. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and expects a continued decrease as customers make decisions to move to alternative services.

Business data revenue increased $32 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to increased sales to health care and school customers due to service upgrades as well as new customer growth. These increases were partially offset by decreases in professional services revenue, driven by a reduction in time and material project work.

Business wireless revenue decreased $3 million for the year ended December 31, 2023, as compared to the same period in 2022. The decrease was primarily due to a decrease in roaming revenue and a decrease in data plan fees due to decreased business wireless subscribers.

Business other revenue decreased $6 million for the year ended December 31, 2023, as compared to the same period in 2022. Business other revenue consists of business video and voice revenue. The decrease was primarily due to decreased local and long distance voice revenue. Historically, GCI Holdings has seen declines in video and voice subscribers and revenue and has not focused business efforts on growth in these areas.

Operating expenses decreased $5 million for the year ended December 31, 2023, as compared to the same period in 2022, primarily due to decreases in costs paid to content producers driven by reduced video subscribers, as well as decreases in other distribution costs.

Selling, general and administrative expenses increased $14 million for the year ended December 31, 2023, as compared to the same period in 2022. The increase was primarily due to increases in labor related costs, software contracts, bad debt and property taxes. The increases in bad debt and property taxes were due to one-time decreases in these costs during the quarter ended March 31, 2022.

Stock-based compensation was relatively flat for the year ended December 31, 2023, as compared to the same period in 2022.

Depreciation and amortization decreased $32 million for the year ended December 31, 2023, as compared to the same period in 2022. The decrease was due to lower depreciation expense as certain assets became fully depreciated during 2022 as a result of acquisition accounting being applied in the Combination and certain assets being attributed shorter lives.

Litigation settlement decreased $29 million for the year ended December 31, 2023, as compared to the same period in 2022. The litigation settlement of $29 million recorded during 2022 was an increase in the estimated liability relating to compliance with RHC Program rules which reflect settlement offers that GCI Holdings made to the DOJ in June and September 2022. The RHC Program litigation was ultimately settled during 2023, as described above and in note 13 to the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing and investment activities, which could include investments in fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We could achieve this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2023, our debt is comprised of the following amounts:

	Variable rate debt		Fixed rate debt	
	Principal amount	Weighted avg interest rate	Principal amount	Weighted avg interest rate
	dollar amounts in millions			
GCI Holdings	$ 399	7.3 %	$ 600	4.8 %
Corporate and other.....................................	$ 1,460	7.2 %	$ 1,265	3.1 %

Our investment in Charter (our equity method affiliate) is publicly traded and not reflected at fair value in our balance sheet. Our investment in Charter is subject to market risk that is not directly reflected in our financial statements.

Financial Statements and Supplementary Data

The consolidated financial statements of Liberty Broadband Corporation are included herein, beginning on Page F-23.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its chief executive officer and its principal accounting and financial officer (the "Executives"), and under the oversight of its Board of Directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2023. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-19 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-20 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding our internal control over financial reporting.

There has been no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Other Information

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2023, using the criteria in *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report and have issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-20 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Liberty Broadband Corporation and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control— Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 16, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Denver, Colorado
February 16, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Liberty Broadband Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Liberty Broadband Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Equity method accounting for the Company's investment in Charter

As discussed in notes 2 and 5 to the consolidated financial statements, the Company has recorded an investment in Charter of $12,116 million as of December 31, 2023, accounted for using the equity method. The investment represents approximately 77.5% of the total assets of the Company as of December 31, 2023. The investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses as they occur and for additional purchases and sales of Charter shares. The Company's investment in Charter differs from the underlying equity of Charter which results in excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's investee within memo accounts used for equity method accounting.

We identified the evaluation of the equity method of accounting for the Company's investment in Charter as a critical audit matter. Evaluating the Company's application of the equity method of accounting for the Company's investment in Charter required a higher degree of complex auditor judgment to determine the nature and extent of audit effort required to address the matter.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's application of its equity method accounting, including the related share of earnings calculation, the amortization of the excess basis, and the gain or loss on dilution. We performed risk assessment procedures, including sensitivity analyses, and applied auditor judgment to determine the nature and extent of procedures to be performed over the investment. We developed independent expectations of (1) the Company's share of earnings of Charter, and (2) the gain or loss on dilution and compared such expectations to the amounts recorded by the Company. We recalculated the excess basis amortization.

Sufficiency of audit evidence over certain data, wireless, video, and voice revenue streams

As discussed in note 2 to the consolidated financial statements and disclosed in the consolidated statements of operations, the Company reported revenue of $981 million for the year ended December 31, 2023, which included $904 million of revenue related to data, wireless, video, and voice services at GCI Holdings. The Company's accounting for these revenue streams involves multiple processes and information technology (IT) systems.

We identified the evaluation of sufficiency of audit evidence over certain data, wireless, video, and voice revenue streams at GCI Holdings as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment due to the number of revenue streams and related IT applications utilized throughout the revenue recognition process. Subjective auditor judgment was required to evaluate whether relevant revenue data was captured and aggregated throughout these various processes and IT applications, which included the involvement of IT professionals with specialized skills and knowledge. We applied auditor judgment in determining the revenue streams over which procedures would be performed and evaluating the nature and extent of evidence obtained over each relevant revenue stream.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. For each revenue stream where procedures were performed, we (1) evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process, including controls related to accurately recording amounts for certain of the Company's data, wireless, video, and voice revenue streams, and (2) assessed the recorded revenue for a selection of transactions by comparing the amounts recognized to underlying documentation, including evidence of contracts with customers. For one revenue stream, we performed a software-assisted data analysis to test relationships among certain revenue transactions. We involved IT professionals with specialized skills and knowledge, who assisted in:

— testing relevant IT applications and internal controls over the Company's revenue recognition processes

— testing the transfer of relevant revenue data between different IT systems used in the Company's revenue recognition processes

We evaluated the sufficiency of audit evidence obtained by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 16, 2024

LIBERTY BROADBAND CORPORATION

Consolidated Balance Sheets

December 31, 2023 and 2022

		2023	2022
		amounts in millions	
Assets			
Current assets:			
Cash and cash equivalents	$	158	375
Trade and other receivables, net		178	201
Prepaid and other current assets		94	84
Total current assets		430	660
Investment in Charter, accounted for using the equity method (note 5)		12,116	11,433
Property and equipment, net (note 2)		1,053	1,011
Intangible assets not subject to amortization			
Goodwill (note 6)		755	755
Cable certificates		550	550
Other		40	37
Intangible assets subject to amortization, net (note 6)		461	516
Other assets, net		236	180
Total assets	$	15,641	15,142

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Balance Sheets (Continued)

December 31, 2023 and 2022

	2023	2022
	amounts in millions, except share amounts	
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 86	92
Deferred revenue	30	20
Current portion of debt, including zero and $1,373 measured at fair value, respectively (note 7)	3	1,376
Indemnification obligation (note 4)	—	50
Other current liabilities	59	137
Total current liabilities	178	1,675
Long-term debt, net, including $1,255 and zero measured at fair value, respectively (note 7)	3,733	2,425
Obligations under tower obligations and finance leases, excluding current portion (note 8)	83	86
Long-term deferred revenue	65	63
Deferred income tax liabilities (note 9)	2,216	2,040
Preferred stock (note 10)	202	202
Other liabilities	141	150
Total liabilities	6,618	6,641
Equity		
Series A common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 18,233,573 and 18,528,468 at December 31, 2023 and 2022 respectively	—	—
Series B common stock, $.01 par value. Authorized 18,750,000 shares; issued and outstanding 2,025,232 and 2,106,636 at December 31, 2023 and 2022, respectively	—	—
Series C common stock, $.01 par value. Authorized 500,000,000 shares; issued and outstanding 123,704,814 and 125,962,296 at December 31, 2023 and 2022, respectively	1	1
Additional paid-in capital	3,107	3,318
Accumulated other comprehensive earnings (loss), net of taxes	52	9
Retained earnings	5,843	5,155
Total stockholders' equity	9,003	8,483
Non-controlling interests	20	18
Total equity	9,023	8,501
Commitments and contingencies (note 13)		
Total liabilities and equity	$ 15,641	15,142

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Operations

Years Ended December 31, 2023, 2022 and 2021

		2023	2022	2021
		amounts in millions, except per share amounts		
Revenue	$	981	975	988
Operating costs and expenses:				
Operating expense (exclusive of depreciation and amortization shown separately below)		245	253	282
Selling, general and administrative, including stock-based compensation (note 11)		433	432	442
Depreciation and amortization		230	262	267
Litigation settlement, net of recoveries (note 13)		—	67	95
		908	1,014	1,086
Operating income (loss)		73	(39)	(98)
Other income (expense):				
Interest expense (including amortization of deferred loan fees)		(206)	(133)	(117)
Share of earnings (losses) of affiliate (note 5)		1,155	1,326	1,194
Gain (loss) on dilution of investment in affiliate (note 5)		(60)	(63)	(102)
Realized and unrealized gains (losses) on financial instruments, net (note 4)		(101)	334	67
Gain (loss) on dispositions, net (note 1)		—	179	12
Other, net		27	(70)	(6)
Earnings (loss) before income taxes		888	1,534	950
Income tax benefit (expense)		(200)	(277)	(218)
Net earnings (loss)		688	1,257	732
Less net earnings (loss) attributable to the non-controlling interests		—	—	—
Net earnings (loss) attributable to Liberty Broadband shareholders	$	688	1,257	732
Basic net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 2)	$	4.71	8.01	3.97
Diluted net earnings (loss) attributable to Series A, Series B and Series C Liberty Broadband shareholders per common share (note 2)	$	4.68	7.96	3.93

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
	amounts in millions		
Net earnings (loss)	$ 688	1,257	732
Other comprehensive earnings (loss), net of taxes:			
Credit risk on fair value debt instruments gains (loss)	43	(5)	(1)
Other comprehensive earnings (loss), net of taxes	43	(5)	(1)
Comprehensive earnings (loss)	731	1,252	731
Less comprehensive earnings (loss) attributable to the non-controlling interests	—	—	—
Comprehensive earnings (loss) attributable to Liberty Broadband shareholders	$ 731	1,252	731

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Cash Flows

Years ended December 31, 2023, 2022 and 2021

	2023	2022	2021
		amounts in millions	
Cash flows from operating activities:			
Net earnings (loss)	$ 688	1,257	732
Adjustments to reconcile net earnings (loss) to net cash from operating activities:			
Depreciation and amortization	230	262	267
Stock-based compensation	34	37	41
Litigation settlement, net of recoveries	—	67	—
Share of (earnings) losses of affiliate, net	(1,155)	(1,326)	(1,194)
(Gain) loss on dilution of investment in affiliate	60	63	102
Realized and unrealized (gains) losses on financial instruments, net	101	(334)	(67)
Deferred income tax expense (benefit)	168	54	(15)
(Gain) loss on dispositions, net	—	(179)	(12)
Other, net	(4)	(4)	(3)
Changes in operating assets and liabilities:			
Current and other assets	20	140	214
Payables and other liabilities	(126)	(93)	(62)
Net cash provided by (used in) operating activities	16	(56)	3
Cash flows from investing activities:			
Capital expenditures	(222)	(181)	(134)
Grant proceeds received for capital expenditures	6	25	—
Cash received for Charter shares repurchased by Charter	394	3,034	4,179
Cash proceeds from dispositions, net	—	163	15
Cash released from escrow related to dispositions	23	—	—
Purchase of investments	(53)	—	—
Other investing activities, net	2	6	2
Net cash provided by (used in) investing activities	150	3,047	4,062
Cash flows from financing activities:			
Borrowings of debt	1,501	325	1,467
Repayments of debt, tower obligations and finance leases	(1,616)	(231)	(2,476)
Repurchases of Liberty Broadband common stock	(227)	(2,882)	(4,272)
Indemnification payment to Qurate Retail	(45)	—	—
Other financing activities, net	(3)	(9)	(11)
Net cash provided by (used in) financing activities	(390)	(2,797)	(5,292)
Net increase (decrease) in cash, cash equivalents and restricted cash	(224)	194	(1,227)
Cash, cash equivalents and restricted cash, beginning of period	400	206	1,433
Cash, cash equivalents and restricted cash, end of period	$ 176	400	206

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Consolidated Statements of Equity

Years ended December 31, 2023, 2022 and 2021

| | Common stock | | | Additional paid-in capital | Accumulated other comprehensive earnings (loss) | Retained earnings (accumulated deficit) | Noncontrolling interest in equity of subsidiaries | Total equity |
	Series A	Series B	Series C					
				amounts in millions				
Balance at December 31, 2020	$ —	—	2	10,320	15	3,166	12	13,515
Net earnings (loss)	—	—	—	—	—	732	—	732
Other comprehensive earnings (loss), net of taxes	—	—	—	—	(1)	—	—	(1)
Stock-based compensation	—	—	—	41	—	—	—	41
Liberty Broadband stock repurchases	—	—	(1)	(4,271)	—	—	—	(4,272)
Noncontrolling interest activity at Charter and other	—	—	—	124	—	—	—	124
Balance at December 31, 2021	—	—	1	6,214	14	3,898	12	10,139
Net earnings (loss)	—	—	—	—	—	1,257	—	1,257
Other comprehensive earnings (loss), net of taxes	—	—	—	—	(5)	—	—	(5)
Stock-based compensation	—	—	—	37	—	—	—	37
Liberty Broadband stock repurchases	—	—	—	(2,882)	—	—	—	(2,882)
Noncontrolling interest activity at Charter and other	—	—	—	(51)	—	—	6	(45)
Balance at December 31, 2022	—	—	1	3,318	9	5,155	18	8,501
Net earnings (loss)	—	—	—	—	—	688	—	688
Other comprehensive earnings (loss), net of taxes	—	—	—	—	43	—	—	43
Stock-based compensation	—	—	—	34	—	—	—	34
Liberty Broadband stock repurchases	—	—	—	(227)	—	—	—	(227)
Noncontrolling interest activity at Charter and other	—	—	—	(18)	—	—	2	(16)
Balance at December 31, 2023	$ —	—	1	3,107	52	5,843	20	9,023

See accompanying notes to consolidated financial statements.

LIBERTY BROADBAND CORPORATION

Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021

(1) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Liberty Broadband Corporation and its controlled subsidiaries (collectively, "Liberty Broadband," the "Company," "us," "we," or "our" unless the context otherwise requires). Liberty Broadband Corporation is primarily comprised of GCI Holdings, LLC ("GCI Holdings" or "GCI"), a wholly owned subsidiary, and an equity method investment in Charter Communications, Inc. ("Charter").

GCI Holdings provides a full range of data, wireless, video, voice, and managed services to residential customers, businesses, governmental entities, and educational and medical institutions primarily in Alaska under the GCI brand. Charter is a leading broadband connectivity company and cable operator. Over an advanced communications network, Charter offers a full range of state-of-the-art residential and business services including Spectrum Internet, TV, Mobile and Voice. For small and medium-sized companies, Spectrum Business® delivers the same suite of broadband products and services coupled with special features and applications to enhance productivity, while for larger businesses and government entities, Spectrum Enterprise® provides highly customized, fiber-based solutions. Spectrum Reach® delivers tailored advertising and production for the modern media landscape. Charter also distributes award-winning news coverage and sports programming to its customers through Spectrum Networks.

On December 18, 2020, GCI Liberty, Inc. ("GCI Liberty"), the parent company of GCI Holdings, was acquired by Liberty Broadband (the "Combination").

Skyhook Holdings, Inc. ("Skyhook") was a wholly owned subsidiary of Liberty Broadband until its sale on May 2, 2022 for aggregate consideration of approximately $194 million, including amounts held in escrow of approximately $23 million that were released to Liberty Broadband on May 3, 2023. Liberty Broadband recognized a gain on the sale of $179 million, net of closing fees, in the second quarter of 2022, which is recorded in Gain (loss) on dispositions, net in the accompanying consolidated statement of operations. Skyhook is included in Corporate and other through April 30, 2022 and is not presented as a discontinued operation as the sale did not represent a strategic shift that had a major effect on Liberty Broadband's operations and financial results. Included in Revenue in the accompanying consolidated statements of operations is $6 million and $18 million for the years ended December 31, 2022 and 2021, respectively, related to Skyhook. Included in Net earnings (loss) in the accompanying consolidated statement of operations are earnings of $4 million and less than $1 million for the years ended December 31, 2022 and 2021, respectively, related to Skyhook.

Spin-Off Arrangements

During May 2014, the board of directors of Liberty Media Corporation and its subsidiaries ("Liberty") authorized management to pursue a plan to spin-off to its stockholders common stock of a wholly owned subsidiary, Liberty Broadband, and to distribute subscription rights to acquire shares of Liberty Broadband's common stock (the "Broadband Spin-Off"). In connection with the Broadband Spin-Off, Liberty and Liberty Broadband entered into certain agreements in order to govern certain of the ongoing relationships between the two companies and to provide for an orderly transition, including a services agreement and a facilities sharing agreement. Additionally, in connection with a prior transaction, GCI Liberty and Qurate Retail, Inc. ("Qurate Retail") entered into a tax sharing agreement, which was assumed by Liberty Broadband as a result of the Combination. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Qurate Retail and Liberty Broadband and other agreements related to tax matters. Under the facilities sharing agreement, Liberty Broadband shares office space with Liberty and related amenities at Liberty's corporate headquarters.

Pursuant to the services agreement, Liberty provides Liberty Broadband with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Liberty Broadband reimburses Liberty for direct, out-of-pocket expenses incurred by Liberty in providing these services which are negotiated semi-annually, as necessary. Pursuant to the services agreement, in connection with Liberty's employment arrangement with Gregory B. Maffei, the Company's President and Chief Executive Officer, components of Mr. Maffei's compensation are either paid directly to him or reimbursed to Liberty, based on allocations set forth in the services agreement.

For the years ended December 31, 2023, 2022 and 2021, the allocation percentage for Liberty Broadband was 23%, 33% and 37%, respectively, but is subject to adjustment on an annual basis and upon the occurrence of certain events.

Under these various agreements, amounts reimbursable to Liberty were approximately $7 million and $10 million for the years ended December 31, 2023 and 2022, respectively. Liberty Broadband had a tax sharing receivable with Qurate Retail of approximately $16 million and $7 million as of December 31, 2023 and 2022, respectively, included in Other assets.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and represent the historical consolidated financial information of GCI Holdings and the Company's interest in Charter, as well as certain other assets and liabilities. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash consists of cash deposits held in global financial institutions. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of acquisition. Cash that has restrictions upon its usage has been excluded from cash and cash equivalents. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and corporate debt securities. The Company maintains some cash and cash equivalents balances with financial institutions that are in excess of Federal Deposit Insurance Corporation insurance limits.

Accounts Receivable and Allowance for Credit Losses

Trade accounts receivable are recorded at the invoiced amount and interest is not billed to the customer. For financed device contracts with customers, which is included within trade accounts receivable and other assets, the Company imputes interest and records the imputed interest as a reduction to the related accounts receivable. Interest is recognized over the financed device payment term. The allowance for credit losses is the Company's best estimate of the amount of expected credit losses in its existing accounts receivable. The Company bases its estimates on the aging of its accounts receivable balances, financial health of specific customers, regional economic data, changes in its collections process, regulatory requirements and its customers' compliance with the Federal Communications Commission ("FCC") rules. The Company reviews its allowance for credit losses methodology at least annually.

Depending upon the type of account receivable, the Company's allowance is calculated using a pooled basis using a percentage of related accounts, or a specific identification method. When a specific identification method is used, potentially uncollectible accounts due to bankruptcy or other issues are reviewed individually for collectability. Write-offs of accounts receivable balances occur when the Company deems the receivables are uncollectible. The Company does not have any off-balance-sheet credit exposure related to its customers.

A summary of activity in the allowance for credit losses for the years ended December 31, 2023, 2022 and 2021 is as follows (amounts in millions):

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions Write-offs net of recoveries	Balance at end of year
2023	$ 4	5	(4)	5
2022	$ 4	4	(4)	4
2021	$ —	4	—	4

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. None of the Company's derivatives are currently designated as hedges, as a result, changes in the fair value of the derivative are recognized in earnings.

The fair value of certain of the Company's derivative instruments are estimated using the Black Scholes Merton option-pricing model ("Black-Scholes model"). The Black-Scholes model incorporates a number of variables in determining such fair values, including expected volatility of the underlying security and an appropriate discount rate. The Company obtained volatility rates from pricing services based on the expected volatility of the underlying security over the remaining term of the derivative instrument. A discount rate was obtained at the inception of the derivative instrument and updated each reporting period, based on the Company's estimate of the discount rate at which it could currently settle the derivative instrument. The Company considered its own credit risk as well as the credit risk of its counterparties in estimating the discount rate. Management judgment was required in estimating the Black-Scholes variables. The Company had no outstanding derivative instruments at December 31, 2023 or December 31, 2022.

Investments in Equity Method Affiliates

For those investments in affiliates in which the Company has the ability to exercise significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the affiliate as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the equity method investee. The Company determines the difference between the purchase price of the equity method investee and the underlying equity which results in an excess basis in the investment. This excess basis is allocated to the underlying assets and liabilities of the Company's equity method investee through an acquisition accounting exercise and is allocated within memo accounts used for equity method accounting purposes. Depending on the applicable underlying assets, these amounts are either amortized over the applicable useful lives or determined to be indefinite lived. Changes in the Company's proportionate share of the underlying equity of an equity method investee, which result from the issuance of additional equity securities by such equity method investee, are recognized in the statement of operations through the gain (loss) on dilution of investment in affiliate line item. We periodically evaluate our equity method investment to determine if decreases in fair value below our cost basis are other than temporary. If a decline in fair value is determined to be other than temporary, we are required to reflect such decline in our consolidated statements of operations. Other than temporary declines in fair value of our equity method investment would be included in share of earnings (losses) of affiliates in our consolidated statements of operations.

The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the equity method investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or equity method investee specific; analysts' ratings and estimates of 12 month share price targets for the equity method investee; changes in stock price or valuation subsequent to the balance sheet date; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value.

As Liberty Broadband does not control the decision making process or business management practices of our affiliates accounted for using the equity method, Liberty Broadband relies on management of its affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, Liberty Broadband relies on the audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliate. The Company is not aware, however, of any errors in or possible misstatements of the financial information provided by its equity affiliates that would have a material effect on Liberty Broadband's consolidated financial statements. See note 5 for additional discussion regarding our investment in Charter.

Other Investments

All marketable equity and debt securities held by the Company are carried at fair value, generally based on quoted market prices and changes in the fair value of such securities are reported in realized and unrealized gain (losses) on financial instruments in the accompanying consolidated statements of operations. The Company elected the measurement alternative (defined as the cost of the security, adjusted for changes in fair value when there are observable prices, less impairments) for its equity securities without readily determinable fair values.

The Company performs a qualitative assessment each reporting period for its equity securities without readily determinable fair values to identify whether an equity security could be impaired. When the Company's qualitative assessment indicates that an impairment could exist, it estimates the fair value of the investment and to the extent the fair value is less than the carrying value, it records the difference as an impairment in the consolidated statements of operations.

Property and Equipment

Property and equipment is stated at depreciated cost less impairments, if any. Construction costs of facilities are capitalized. Construction in progress represents transmission equipment and support equipment and systems not placed in service on December 31, 2023, that management intends to place in service when the assets are ready for their intended use. Depreciation is computed using the straight-line method based upon the shorter of the estimated useful lives of the assets or the lease term, if applicable.

Net property and equipment consists of the following:

	December 31,	
	2023	**2022**
	amounts in millions	
Land	$ 16	16
Buildings (25 years)	108	105
Telephony transmission equipment and distribution facilities (5-20 years)	832	810
Cable transmission equipment and distribution facilities (5-30 years)	118	108
Support equipment and systems (3-20 years)	112	106
Fiber optic cable systems (15-25 years)	128	73
Other (2-20 years)	72	52
Construction in progress	197	126
	1,583	1,396
Accumulated depreciation	(530)	(385)
Property and equipment, net	$ 1,053	1,011

Depreciation of property and equipment under finance leases is included in depreciation and amortization expense in the consolidated statements of operations. Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $166 million, $195 million and $192 million, respectively.

Repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized. Accumulated depreciation is removed and gains or losses are recognized at the time of sales or other dispositions of property and equipment.

Material interest costs incurred during the construction period of non-software capital projects are capitalized. Interest is capitalized in the period commencing with the first expenditure for a qualifying capital project and ending when the capital project is substantially complete and ready for its intended use. Capitalized interest costs for the years ended December 31, 2023, 2022 and 2021 were $7 million, $4 million and $2 million, respectively.

Impairment of Long-lived Assets

The Company periodically reviews the carrying amounts of its property and equipment and its intangible assets (other than goodwill and indefinite-lived intangible assets) to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by such asset group, including its ultimate disposition, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such asset groups exceeds its fair value. The Company generally measures fair value by considering sale prices for similar asset groups or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred in Other liabilities in the consolidated balance sheets. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. In periods subsequent to initial measurement, changes in the liability for an asset retirement obligation resulting from revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

The majority of the Company's asset retirement obligations are the estimated cost to remove telephony transmission equipment and support equipment from leased property. The asset retirement obligation is in Other liabilities in the consolidated balance sheets. Following is a reconciliation of the beginning and ending aggregate carrying amounts of the liability for asset retirement obligations (amounts in millions):

Balance at December 31, 2021	$	79
Liability incurred		—
Accretion expense		2
Liability settled		—
Balance at December 31, 2022		81
Liability incurred		1
Accretion expense		2
Liability settled		—
Balance at December 31, 2023	$	84

Certain of the Company's network facilities are on property that requires it to have a permit and the permit contains provisions requiring the Company to remove its network facilities in the event the permit is not renewed. The Company expects to continually renew its permits and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that the Company would not be able to successfully renew a permit, which could result in it incurring significant expense in complying with restoration or removal provisions.

Intangible Assets

Internally used software, whether developed or purchased and installed as is, is capitalized and amortized using the straight-line method over an estimated useful life of three to five years. The Company capitalizes certain costs associated with internally developed software such as payroll costs of employees devoting time to the projects, external direct costs for materials and services, and interest costs incurred. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. The capitalization of software requires judgment in determining when a project has reached the development stage.

The Company has Software as a Service ("SaaS") arrangements which are accounted for as service agreements and are not capitalized. Internal and other third party costs for SaaS arrangements are capitalized or expensed in accordance with the internal use software guidance as discussed in the preceding paragraph.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment upon certain triggering events. Intangible assets with estimable useful lives are being amortized over three to 16 year periods with a weighted-average life of 13 years.

Goodwill, cable certificates (certificates of convenience and public necessity) and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Cable certificates represent agreements or authorizations with government entities that allow access to homes in cable service areas, including the future economic benefits of the right to solicit and service potential customers and the right to deploy and market new services to potential customers. Goodwill represents the excess of cost over fair value of net assets acquired in connection with a business acquisition. The Company's annual impairment assessment of its indefinite-lived intangible assets is performed during the fourth quarter of each year.

The accounting guidance allows entities the option to perform a qualitative impairment test for goodwill. The entity may resume performing the quantitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it was more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current year and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value and to the extent the carrying value is greater than the fair value, the difference is recorded as an impairment in the consolidated statements of operations. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analyses are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Revenue Recognition

<u>*GCI Holdings*</u>

Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. GCI Holdings recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. Substantially all of GCI Holdings' revenue is earned from services transferred over time. If at contract inception, GCI Holdings determines the time period between when it transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less, it does not adjust the promised amount of consideration for the effects of a significant financing component.

Certain of GCI Holdings' customers have guaranteed levels of service. If an interruption in service occurs, GCI Holdings does not recognize revenue for any portion of the monthly service fee that will be refunded to the customer or not billed to the customer due to these service level agreements.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by GCI Holdings from a customer, are excluded from revenue from contracts with customers.

Nature of Services and Products

Data

Data revenue is generated by providing data network access, high-speed internet services, and product sales. Monthly service revenue for data network access and high-speed internet services is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Internet service excess usage revenue is recognized when the services are provided. GCI Holdings recognizes revenue for product sales when a customer takes possession of the equipment. GCI Holdings provides telecommunications engineering services on a time and materials basis. Revenue is recognized for these services as-invoiced.

Wireless

Wireless revenue is generated by providing access to, and usage of GCI Holdings' network by consumer, business, and wholesale carrier customers. Additionally, GCI Holdings generates revenue by selling wireless equipment such as handsets and tablets. In general, access revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Equipment sales revenue associated with the sale of wireless devices and accessories is generally recognized when the products are delivered to and control transfers to the customer. Consideration received from the customer is allocated to the service and products based on stand-alone selling prices when purchased together.

New and existing wireless customers have the option to purchase certain wireless devices in installments over a period of up to 36 months. Under the Upgrade Now program, participating customers have the right to trade-in the original equipment for a new device after making the equivalent of 12 monthly installment payments, provided their handset is in good working condition. Upon upgrade, the outstanding balance of the wireless equipment installment plan is exchanged for the used handset. GCI Holdings accounts for this upgrade option as a right of return with a reduction of Revenue and Operating expense for handsets expected to be upgraded based on historical data.

Other

Other revenue consists of video and voice revenue. Video revenue is generated primarily from residential and business customers that subscribe to GCI Holdings' cable video plans. Video revenue is billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Voice revenue is for fixed monthly fees for voice plans as well as usage based fees for long-distance service usage. Voice plan fees are billed in advance, recorded as deferred revenue on the balance sheet, and recognized as the associated services are provided to the customer. Usage based fees are recognized as services are provided.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations as customers purchase multiple services and products within those contracts. For such arrangements, revenue is allocated to each performance obligation based on the relative standalone selling price for each service or product within the contract. Standalone selling prices are generally determined based on the prices charged to customers.

Significant Judgments

Some contracts with customers include variable consideration and may require significant judgment to determine the total transaction price, which impacts the amount and timing of revenue recognized. GCI Holdings uses historical customer data to estimate the amount of variable consideration included in the total transaction price and reassess its estimate at each reporting period. Any change in the total transaction price due to a change in the estimated variable consideration is allocated to the performance obligations on the same basis as at contract inception. Any portion of a change in transaction price that is allocated to a satisfied or partially satisfied performance obligation is recognized as revenue (or a reduction in revenue) in the period of the transaction price change. Variable consideration has been constrained to reduce the likelihood of a significant revenue reversal.

Often contracts with customers include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment.

Judgment is required to determine the standalone selling price for each distinct performance obligation. Services and products are generally sold separately, which helps establish standalone selling price for services and products GCI Holdings provides.

Remaining Performance Obligations

The Company expects to recognize revenue in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2023 of $278 million in 2024, $143 million in 2025, $76 million in 2026, $26 million in 2027 and $26 million in 2028 and thereafter.

The Company applies certain practical expedients as permitted and does not disclose information about remaining performance obligations that have original expected durations of one year or less, information about revenue remaining from usage based performance obligations that are recognized over time as-invoiced, or variable consideration allocated to wholly unsatisfied performance obligations.

Contract Balances

The Company had receivables of $181 million and $189 million at December 31, 2023 and 2022, respectively, the long-term portion of which are included in Other assets, net. The Company had deferred revenue of $43 million and $33 million at December 31, 2023 and 2022, respectively, the long-term portion of which are included in Other liabilities. The receivables and deferred revenue are only from contracts with customers. GCI Holdings' customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue. The deferred revenue is recognized as revenue in the accompanying consolidated statements of operations as the services are provided. Changes in the contract liability balance for the Company during 2023 was not materially impacted by other factors.

Assets Recognized from the Costs to Obtain a Contract with a Customer

Management expects that incremental commission fees paid to intermediaries as a result of obtaining customer contracts are recoverable and therefore the Company capitalizes them as contract costs.

Capitalized commission fees are amortized based on the transfer of goods or services to which the assets relate which typically range from two to five years, and are included in Selling, general, and administrative expenses.

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in Selling, general, and administrative expenses.

Revenue from contracts with customers, classified by customer type and significant service offerings, is as follows:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
GCI Holdings			
Consumer Revenue			
Data	$ 233	231	214
Wireless	143	143	134
Other	41	55	86
Business Revenue			
Data	424	392	364
Wireless	45	47	68
Other	18	24	27
Lease, grant, and revenue from subsidies	77	77	77
Total GCI Holdings	981	969	970
Corporate and other	—	6	18
Total	$ 981	975	988

Advertising Costs

Advertising costs generally are expensed as incurred. Advertising expense aggregated $5 million, $4 million and $5 million for the years ended December 31, 2023, 2022 and 2021, respectively. Advertising costs are reflected in the Selling, general and administrative, including stock-based compensation line item in our consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 11, Liberty Broadband has granted to its directors, employees and employees of certain of its subsidiaries, restricted stock and stock options to purchase shares of Liberty Broadband common stock (collectively, "Awards"). Liberty Broadband measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value of the Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). Liberty Broadband measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award and remeasures the fair value of the Award at each reporting date.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax bases of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards. The deferred tax assets and liabilities are calculated using enacted tax rates in effect for each taxing jurisdiction in which the Company operates for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it more likely than not that such net deferred tax assets will not be realized. We consider all relevant factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience by jurisdiction, expectations of future taxable income, and the carryforward periods available to us for tax reporting purposes, as well as assessing available tax planning strategies. The effect on deferred tax assets and liabilities of an enacted change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. Due to inherent complexities arising from the nature of our businesses, future changes in income tax law, tax sharing agreements or variances between our actual and anticipated operating results, we make certain judgments and estimates. Therefore, actual income taxes could materially vary from these estimates.

When the tax law requires interest to be paid on an underpayment of income taxes, the Company recognizes interest expense from the first period the interest would begin accruing according to the relevant tax law. Such interest expense is included in Interest expense in the accompanying consolidated statements of operations. Any accrual of penalties related to underpayment of income taxes on uncertain tax positions is included in Other, net in the accompanying consolidated statements of operations.

We recognize in our consolidated financial statements the impact of a tax position, if that position is more likely than not to be sustained upon an examination, based on the technical merits of the position.

Certain Risks and Concentrations

GCI Holdings offers wireless and wireline telecommunication services, data services, video services, and managed services to customers primarily throughout Alaska. Because of this geographic concentration, growth of GCI Holdings' business and operations depends upon economic conditions in Alaska.

GCI Holdings receives support from each of the various Universal Service Fund ("USF") programs: rural health care, schools and libraries, high-cost, and lifeline. The programs are subject to change by regulatory actions taken by the FCC or legislative actions, therefore, changes to the programs could result in a material decrease in revenue that the Company has recorded. Historical revenue recognized from the programs was 39%, 35% and 32% of GCI Holdings' revenue for the years ended December 31, 2023, 2022 and 2021, respectively. The Company had USF net receivables of $102 million at December 31, 2023. See note 13 for more information regarding the rural health care receivables.

Loss Contingencies

Periodically, we review the status of all significant outstanding matters to assess any potential financial exposure. When it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated, we record the estimated loss in our consolidated statements of operations. We provide disclosure in the notes to the consolidated financial statements for loss contingencies that do not meet both these conditions if there is a reasonable possibility that a loss may have been incurred that would be material to the financial statements. Significant judgment is required to determine the probability that a liability has been incurred and whether such liability is reasonably estimable. We base accruals made on the best information available at the time which can be highly subjective. The final outcome of these matters could vary significantly from the amounts included in the accompanying consolidated financial statements.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to debt credit risk adjustments and the Company's share of the comprehensive earnings (loss) of our equity method affiliate.

Earnings Attributable to Liberty Broadband Stockholders per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) attributable to Liberty Broadband stockholders by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. Excluded from diluted EPS for the years ended December 31, 2023, 2022 and 2021 are approximately 2 million, 2 million and 1 million potential common shares, respectively, because their inclusion would have been antidilutive.

| | Years ended December 31, | | |
	2023	2022	2021
	number of shares in millions		
Basic WASO	146	157	185
Potentially dilutive shares (1)	1	1	1
Diluted WASO	147	158	186

(1) Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

Reclassifications

Reclassifications have been made to the prior years' consolidated financial statements to conform to the classifications used in the current year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) the application of the equity method of accounting for its affiliates, (ii) non-recurring fair value measurements of non-financial instruments and (iii) accounting for income taxes to be its most significant estimates.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through additional disclosures about significant segment expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The effective date for the standard is for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on the related disclosures.

Government Assistance

In current and prior years, the Company has been awarded, as either the recipient or subrecipient, federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. During the years ended December 31, 2023 and 2022, the Company received approximately $6 million and $25 million, respectively, for grants awarded in current and/or prior years.

For accounting purposes, these grants are accounted for using a grant accounting model by analogy to International Accounting Standard 20, *Accounting for Government Grants and Disclosure of Government Assistance.* These grants were recorded as deferred revenue since the primary conditions for the receipt of the grant are the build out and operation of the broadband services over the established time frames, which range from 12 to 18 years for assets already placed in service and will be based on the property's useful life for assets currently being constructed. During the years ended December 31, 2023 and 2022, revenue recorded in the consolidated financial statements was not material. Both short-term and long-term deferred revenue have been recorded for the amounts of the grants received, with a non-material amount recorded as short-term and approximately $41 million and $37 million recorded as long-term deferred revenue, respectively, as of December 31, 2023 and 2022.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Cash paid for interest, net of amounts capitalized	$ 211	137	125
Cash paid for taxes, net	$ 49	266	238
Noncash activity:			
Property and equipment expenditures incurred but not yet paid	$ 15	22	19

The following table reconciles cash and cash equivalents and restricted cash reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Cash and cash equivalents	$ 158	375	191
Restricted cash included in other current assets	16	24	15
Restricted cash included in other long-term assets	2	1	—
Total cash and cash equivalents and restricted cash at end of period	$ 176	400	206

Restricted cash primarily relates to cash restricted for use on GCI Holdings' various arrangements to help fund projects that extended terrestrial broadband service for the first time to rural Alaska communities via a high capacity hybrid fiber optic and microwave network.

(4) Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company does not have any recurring assets or liabilities measured at fair value that would be considered Level 3.

The Company's assets and liabilities measured at fair value are as follows:

Description		Total	December 31, 2023 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Total	December 31, 2022 Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)
				amounts in millions			
Cash equivalents	$	78	78	—	288	288	—
Indemnification obligation	$	—	—	—	50	—	50
Exchangeable senior debentures . .	$	1,255	—	1,255	1,373	—	1,373

Pursuant to an indemnification agreement initially entered into by GCI Liberty and assumed by Liberty Broadband in connection with the Combination, Liberty Broadband had agreed to indemnify Liberty Interactive LLC ("LI LLC"), a subsidiary of Qurate Retail, for certain payments made to holders of LI LLC's 1.75% exchangeable debentures due 2046 (the "LI LLC 1.75% Exchangeable Debentures"). The indemnification liability due to LI LLC pertained to the holders' ability to exercise their exchange right according to the terms of the LI LLC 1.75% Exchangeable Debentures on or before October 5, 2023. Such amount equaled the difference between the exchange value and par value of the LI LLC 1.75% Exchangeable Debentures at the time the exchange occurred. The indemnification obligation recorded in the consolidated balance sheet as of December 31, 2022 represented the fair value of the estimated exchange feature included in the LI LLC 1.75% Exchangeable Debentures primarily based on observable market data as significant inputs (Level 2). As of December 31, 2023, all remaining LI LLC 1.75% Exchangeable Debentures were either retired or exchanged and indemnification payments of $45 million were made by Liberty Broadband to Qurate Retail in connection with exchanges of $330 million of the LI LLC 1.75% Exchangeable Debentures that settled in the period.

The Company's exchangeable senior debentures are debt instruments with quoted market value prices that are not considered to be traded on "active markets," as defined in GAAP, and are reported in the foregoing table as Level 2 fair value.

Other Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include trade receivables, trade payables, accrued and other current liabilities, equity securities, current portion of debt (with the exception of the 1.25% Debentures prior to their redemption in the third quarter of 2023, and the 2.75% Debentures and the 1.75% Debentures prior to their redemption in the first quarter of 2023 (each as defined in note 7)) and long-term debt (with the exception of the 3.125% Debentures (as defined in note 7)). With the exception of long-term debt and preferred stock, the carrying amount approximates fair value due to the short maturity of these instruments as reported on our consolidated balance sheets. The carrying value of the Margin Loan Facility, the Senior Credit Facility and the Wells Fargo Note Payable (each as defined in note 7) all bear interest at a variable rate and therefore are also considered to approximate fair value.

Realized and Unrealized Gains (Losses) on Financial Instruments

Realized and unrealized gains (losses) on financial instruments are comprised of changes in the fair value of the following:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Indemnification obligation	$ 5	273	21
Exchangeable senior debentures (1)	(106)	61	46
	$ (101)	334	67

(1) The Company has elected to account for its exchangeable senior debentures using the fair value option. Changes in the fair value of the exchangeable senior debentures recognized in the consolidated statements of operations are primarily due to market factors driven by changes in the fair value of the underlying shares into which the debt is exchangeable. The Company isolates the portion of the unrealized gain (loss) attributable to the change in the instrument specific credit risk and recognizes such amount in other comprehensive income. The change in the fair value of the exchangeable senior debentures attributable to changes in the instrument specific credit risk before tax was a gain of $55 million, a loss of $7 million and a loss of $2 million for the years ended December 31, 2023, 2022 and 2021, respectively. The cumulative change was a gain of $55 million as of December 31, 2023.

(5) Investment in Charter Accounted for Using the Equity Method

Through a number of prior years' transactions and the Combination, Liberty Broadband has acquired an interest in Charter. The investment in Charter is accounted for as an equity method affiliate based on our voting and ownership interest and the board seats held by individuals appointed by Liberty Broadband. As of December 31, 2023, the carrying and market value of Liberty Broadband's ownership in Charter was approximately $12.1 billion and $18.0 billion, respectively. We own an approximate 31.9% economic ownership interest in Charter, based on shares of Charter's Class A common stock issued and outstanding as of December 31, 2023.

Upon the closing of the Time Warner Cable, LLC merger, the Second Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter, Liberty Broadband and Advance/Newhouse Partnership, as amended (the "Stockholders Agreement"), became fully effective. Pursuant to the Stockholders Agreement, Liberty Broadband's equity ownership in Charter (on a fully diluted basis) is capped at the greater of 26% or the voting cap (as defined below) ("Equity Cap"). As of December 31, 2023, due to Liberty Broadband's voting interest exceeding the current voting cap of 25.01%, our voting control of the aggregate voting power of Charter is 25.01%. Under the Stockholders Agreement, Liberty Broadband has agreed to vote (subject to certain exceptions) all voting securities beneficially owned by it, or over which it has voting discretion or control that are in excess of the voting cap in the same proportion as all other votes cast by public stockholders of Charter with respect to the applicable matter.

In February 2021, Liberty Broadband was notified that its ownership interest, on a fully diluted basis, had exceeded the Equity Cap set forth in the Stockholders Agreement. On February 23, 2021, Charter and Liberty Broadband entered into a letter agreement in order to implement, facilitate and satisfy the terms of the Stockholders Agreement with respect to the Equity Cap. Pursuant to this letter agreement, following any month during which Charter purchases, redeems or buys back shares of its Class A common stock, and prior to certain meetings of Charter's stockholders, Liberty Broadband will be obligated to sell to Charter, and Charter will be obligated to purchase, such number of shares of Class A common stock as is necessary (if any) to reduce Liberty Broadband's percentage equity interest, on a fully diluted basis, to the Equity Cap (such transaction, a "Charter Repurchase"). The per share sale price for each share of Charter will be equal to the volume weighted average price paid by Charter in its repurchases, redemptions and buybacks of its common stock (subject to certain exceptions) during the month prior to the Charter Repurchase (or, if applicable, during the relevant period prior to the relevant meeting of Charter stockholders).

Under the terms of the letter agreement, Liberty Broadband sold Charter Class A common stock to Charter to maintain our fully diluted ownership percentage at 26% as follows:

	Years ended December 31,		
	2023	2022	2021
	dollar amounts in millions		
Number of Charter Class A shares sold to Charter.	950,721	6,168,174	6,077,664
Amount of Charter Class A shares sold to Charter.	$ 394	3,034	4,179

Subsequent to December 31, 2023, Liberty Broadband sold 213,216 shares of Charter Class A common stock to Charter for $81 million.

During the years ended December 31, 2023, 2022 and 2021, there were dilution losses of $60 million, $63 million, and $102 million, respectively, in the Company's investment in Charter. The dilution losses were primarily attributable to the exercise of stock options and restricted stock units by employees and other third parties, offset by a gain on dilution related to Charter's repurchase of Liberty Broadband's Charter shares during the periods presented.

The excess basis has been allocated within memo accounts used for equity method accounting purposes as follows (amounts in millions):

	Years ended December 31,	
	2023	2022
Property and equipment, net	$ 403	524
Customer relationships, net.	2,049	2,230
Franchise fees.	3,843	3,809
Trademarks.	29	29
Goodwill.	4,049	3,975
Debt	(317)	(450)
Deferred income tax liability	(1,472)	(1,505)
	$ 8,584	8,612

Property and equipment and customer relationships have weighted average remaining useful lives of approximately 4 years and 7 years, respectively, and franchise fees, trademarks and goodwill have indefinite lives. The excess basis of outstanding debt is amortized over the contractual period using the straight-line method. The change in excess basis for the year ended December 31, 2023 was primarily due to an increase in excess basis due to Charter's share buyback program, partially offset by Liberty Broadband's participation in Charter's share buyback program. These impacts were more than offset by amortization expense during the period, resulting in a slight decrease in the excess basis in Charter from December 31, 2022 to December 31, 2023. Included in our share of earnings from Charter of $1,155 million, $1,326 million and $1,194 million for the years ended December 31, 2023, 2022 and 2021, respectively, are $277 million, $232 million and $234 million, respectively, of losses, net of taxes, due to the amortization of the excess basis related to assets with identifiable useful lives and debt.

Summarized financial information for Charter is as follows:

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022
	amounts in millions	
Current assets	$ 4,132	4,017
Property and equipment, net.	39,520	36,039
Goodwill	29,668	29,563
Intangible assets, net	69,141	70,135
Other assets	4,732	4,769
Total assets	$ 147,193	144,523
Current liabilities.	$ 13,214	12,065
Deferred income taxes	18,954	19,058
Long-term debt	95,777	96,093
Other liabilities	4,530	4,758
Equity.	14,718	12,549
Total liabilities and shareholders' equity	$ 147,193	144,523

Consolidated Statements of Operations

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Revenue	$ 54,607	54,022	51,682
Cost and expenses:			
Operating costs and expenses (excluding depreciation and amortization).	33,405	32,876	31,482
Depreciation and amortization	8,696	8,903	9,345
Other operating (income) expense, net.	(53)	281	329
	42,048	42,060	41,156
Operating income	12,559	11,962	10,526
Interest expense, net	(5,188)	(4,556)	(4,037)
Other income (expense), net.	(517)	56	(101)
Income tax (expense) benefit	(1,593)	(1,613)	(1,068)
Net earnings (loss)	5,261	5,849	5,320
Less: Net income attributable to noncontrolling interests	(704)	(794)	(666)
Net Income (loss) attributable to Charter shareholders	$ 4,557	5,055	4,654

(6) Goodwill and Intangible Assets

Goodwill and Indefinite Lived Assets

Changes in the carrying amount of goodwill are as follows:

	GCI Holdings	Corporate and other	Total
	amounts in millions		
Balance at December 31, 2021.	$ 755	7	762
Dispositions	—	(7)	(7)
Balance at December 31, 2022.	755	—	755
Balance at December 31, 2023.	$ 755	—	755

As presented in the accompanying consolidated balance sheets, cable certificates are the majority of the other significant indefinite lived intangible assets.

Intangible Assets Subject to Amortization, net

	December 31, 2023			December 31, 2022		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
	amounts in millions					
Customer relationships	$ 515	(132)	383	515	(91)	424
Other amortizable intangible assets . . .	156	(78)	78	147	(55)	92
Total.	$ 671	(210)	461	662	(146)	516

Intangible assets are being amortized generally on an accelerated basis as reflected in amortization expense and in the future amortization table below.

Amortization expense for intangible assets with finite useful lives was $64 million, $67 million and $75 million for the years ended December 31, 2023, 2022 and 2021, respectively. Amortization expense for amortizable intangible assets for each of the five succeeding fiscal years is estimated to be (amounts in millions):

2024	$	58
2025	$	53
2026	$	51
2027	$	48
2028	$	47

(7) Debt

Debt is summarized as follows:

	Outstanding principal December 31, 2023	Carrying value	
		December 31, 2023	December 31, 2022
	amounts in millions		
Margin Loan Facility..............................	$ 1,460	1,460	1,400
3.125% Exchangeable Senior Debentures due 2053....	1,265	1,255	—
1.25% Exchangeable Senior Debentures due 2050	—	—	798
2.75% Exchangeable Senior Debentures due 2050	—	—	560
1.75% Exchangeable Senior Debentures due 2046.....	—	—	15
Senior notes	600	623	628
Senior credit facility	394	394	397
Wells Fargo note payable	5	5	5
Deferred financing costs		(1)	(2)
Total debt......................................	$ 3,724	3,736	3,801
Debt classified as current		(3)	(1,376)
Total long-term debt		$ 3,733	2,425

Margin Loan Facility

On May 17, 2023, a bankruptcy remote wholly owned subsidiary of the Company ("SPV") entered into Amendment No. 7 to Margin Loan Agreement (the "Seventh Amendment"), which amends SPV's margin loan agreement, dated as of August 31, 2017 (as amended by the Seventh Amendment, the "Margin Loan Agreement"), with a group of lenders. The Margin Loan Agreement provides for (x) a term loan credit facility in an aggregate principal amount of $1.15 billion (the "Term Loan Facility" and proceeds of such facility, the "Term Loans"), (y) a revolving credit facility in an aggregate principal amount of $1.15 billion (the "Revolving Loan Facility" and proceeds of such facility, the "Revolving Loans"; the Revolving Loans, collectively with the Term Loans, the "Loans") and (z) an uncommitted incremental term loan facility in an aggregate principal amount of up to $200 million (collectively, the "Margin Loan Facility"). No additional borrowings under the Margin Loan Agreement were made in connection with the Seventh Amendment. SPV's obligations under the Margin Loan Facility are secured by shares of Charter owned by SPV. The Seventh Amendment provided for, among other things, (i) the extension of the scheduled maturity dates to May 12, 2026, (ii) the interest under the Margin Loan Agreement to be determined by reference to the Secured Overnight Financing Rate ("SOFR") instead of the London Interbank Offered Rate ("LIBOR"), (iii) an increase in the Base Spread (as defined below) applicable to all loans funded under the Margin Loan Agreement and (iv) the removal of certain conditions precedent to the release of pledged shares.

Outstanding borrowings under the Margin Loan Agreement were $1.5 billion and $1.4 billion as of December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023, SPV was permitted to borrow an additional $840 million under the Margin Loan Agreement, subject to certain funding conditions, which may be drawn until five business days prior to the maturity date. The maturity date of the loans under the Margin Loan Agreement is May 12, 2026. Pursuant to the Seventh Amendment, the borrowings under the Margin Loan Agreement will accrue interest at a rate equal to the three-month SOFR rate plus a per annum spread of 1.875% (the "Base Spread") (unless and until the replacement of such rate as provided for under the Margin Loan Agreement). The Margin Loan Agreement also has a commitment fee equal to 0.50% per annum on the daily unused amount of the Revolving Loans.

Borrowings under the Margin Loan Agreement prior to the Seventh Amendment bore interest at the three-month LIBOR rate plus a per annum spread of 1.5%, effective with the Fourth Amendment on May 12, 2021. Prior to the Fourth Amendment effective date on May 12, 2021, the per annum spread was 1.85%.

LIBERTY BROADBAND CORPORATION

Notes to Consolidated Financial Statements (Continued)

December 31, 2023, 2022 and 2021

The Margin Loan Agreement contains various affirmative and negative covenants that restrict the activities of SPV (and, in some cases, the Company and its subsidiaries with respect to shares of Charter owned by the Company and its subsidiaries). The Margin Loan Agreement does not include any financial covenants. The Margin Loan Agreement does contain restrictions related to additional indebtedness and events of default customary for margin loans of this type.

SPV's obligations under the Margin Loan Agreement are secured by first priority liens on a portion of the Company's ownership interest in Charter, sufficient for SPV to meet the loan to value requirements under the Margin Loan Agreement. The Margin Loan Agreement indicates that no lender party shall have any voting rights with respect to the shares pledged as collateral, except to the extent that a lender party buys any shares in a sale or other disposition made pursuant to the terms of the loan agreement. As of December 31, 2023, 19.1 million shares of Charter common stock with a value of $7.4 billion were held in collateral accounts related to the Margin Loan Agreement.

Exchangeable Senior Debentures

On August 27, 2020, the Company closed a private offering of $575 million aggregate original principal amount of its 2.75% Exchangeable Senior Debentures due 2050 (the "2.75% Debentures"), including debentures with an aggregate original principal amount of $75 million issued pursuant to the exercise of an option granted to the initial purchasers. During the first quarter of 2023, the Company repurchased all of the outstanding 2.75% Debentures using proceeds from the issuance of the 3.125% Debentures, as defined and further described below.

On November 23, 2020, the Company closed a private offering of $825 million aggregate original principal amount of its 1.25% Exchangeable Senior Debentures due 2050 (the "1.25% Debentures"), including debentures with an aggregate original principal amount of $75 million issued pursuant to the exercise of an option granted to the initial purchasers. During the first quarter of 2023, the Company repurchased a significant portion of the 1.25% Debentures using proceeds from the issuance of the 3.125% Debentures, as defined and further described below. On October 5, 2023, the remaining 1.25% Debentures were redeemed.

In connection with the closing of the Combination on December 18, 2020, the Company assumed all of GCI Liberty's outstanding 1.75% exchangeable senior debentures due 2046 (the "1.75% Debentures") with an original outstanding principal amount of $15 million at fair value. The total fair value of the acquired 1.75% Debentures was approximately $26 million. The 1.75% Debentures were initially issued on June 18, 2018 by GCI Liberty. During the first quarter of 2023, the Company repurchased all of the outstanding 1.75% Debentures using proceeds from the issuance of the 3.125% Debentures, as defined and further described below.

On February 28, 2023, the Company closed a private offering of $1,265 million aggregate original principal amount of its 3.125% Exchangeable Senior Debentures due 2053 (the "3.125% Debentures"), including debentures with an aggregate original principal amount of $165 million issued pursuant to the exercise of an option granted to the initial purchasers. Upon an exchange of the 3.125% Debentures, the Company, at its election, may deliver shares of Charter Class A common stock, the value thereof in cash, or any combination of shares of Charter Class A common stock and cash. Initially, 1.8901 shares of Charter Class A common stock are attributable to each $1,000 original principal amount of 3.125% Debentures, representing an initial exchange price of approximately $529.07 for each share of Charter Class A common stock. A total of 2,390,977 shares of Charter Class A common stock are attributable to the 3.125% Debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing June 30, 2023. The 3.125% Debentures may be redeemed by the Company, in whole or in part, on or after April 6, 2026. Holders of the 3.125% Debentures also have the right to require the Company to purchase their 3.125% Debentures on April 6, 2026. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the 3.125% Debentures plus accrued and unpaid interest to the redemption date, plus any final period distribution. As of December 31, 2023, a holder of the 3.125% Debentures does not have the ability to exchange their debentures and, accordingly, the 3.125% Debentures have been classified as long-term debt within the consolidated balance sheet as of December 31, 2023.

As mentioned above, the Company used the net proceeds of the offering of the 3.125% Debentures, together with existing cash on hand, to repurchase all of the outstanding 1.75% Debentures, all of the outstanding 2.75% Debentures and a significant portion of the outstanding 1.25% Debentures. On October 5, 2023, the remaining portion of the 1.25% Debentures were retired at the adjusted principal amount plus accrued interest and, pursuant to a supplemental indenture entered into in February 2023, the Company delivered solely cash to satisfy its obligations.

The Company has elected to account for all of its exchangeable senior debentures at fair value in its consolidated financial statements. Accordingly, changes in the fair value of these instruments are recognized in Realized and unrealized gains (losses) on financial instruments, net in the accompanying consolidated statements of operations. See note 4 for information related to unrealized gains (losses) on debt measured at fair value. The Company reviews the terms of all the debentures on a quarterly basis to determine whether an event has occurred to require current classification on the consolidated balance sheets.

Senior Notes

In connection with the closing of the Combination on December 18, 2020, GCI, LLC became an indirect wholly owned subsidiary of the Company. GCI, LLC is the issuer of $600 million aggregate principal amount of 4.75% senior notes due 2028 (the "Senior Notes"). The Senior Notes were issued by GCI, LLC on October 7, 2020 and are unsecured. Interest on the Senior Notes is payable semi-annually in arrears. The Senior Notes are redeemable at the Company's option, in whole or in part, at a redemption price defined in the indenture, and accrued and unpaid interest (if any) to the date of redemption. The Senior Notes are stated net of an aggregate unamortized premium of $23 million at December 31, 2023. Such premium is being amortized to interest expense in the accompanying consolidated statements of operations.

Senior Credit Facility

In connection with the closing of the Combination on December 18, 2020, GCI, LLC became an indirect wholly owned subsidiary of the Company. GCI, LLC is the borrower under the Senior Credit Facility (as defined below).

On October 15, 2021, GCI, LLC entered into an Eighth Amended and Restated Credit Agreement (the "Senior Credit Facility Eighth Amendment"), which includes a $550 million revolving credit facility, with a $25 million sublimit for standby letters of credit, that matures on October 15, 2026 and a $250 million Term Loan A (the "Term Loan A") that matures on October 15, 2027. Additionally, the $400 million Term Loan B (the "Term Loan B") which existed prior to the Senior Credit Facility Eighth Amendment, was repaid in full using the proceeds from the Term Loan A together with $150 million in borrowings under the revolving credit facility. On June 12, 2023, GCI, LLC entered into Amendment No. 1 to the Eighth Amended and Restated Credit Agreement (as amended, the "Senior Credit Facility") which modified the interest rates to reference SOFR instead of LIBOR.

Following the amendment in June 2023, the revolving credit facility borrowings under the Senior Credit Facility that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 0.50% and 1.75% depending on GCI, LLC's total leverage ratio. The revolving credit facility borrowings under the Senior Credit Facility that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a Credit Spread Adjustment (as defined in the Senior Credit Facility) plus a margin that varies between 1.50% and 2.75% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are alternate base rate loans bear interest at a per annum rate equal to the alternate base rate plus a margin that varies between 1.00% and 2.25% depending on GCI, LLC's total leverage ratio. Term Loan A borrowings that are SOFR loans bear interest at a per annum rate equal to the applicable SOFR plus a margin that varies between 2.00% and 3.25% depending on GCI, LLC's total leverage ratio. Principal payments are due quarterly on the Term Loan A equal to 0.25% of the original principal amount, which may step up to 1.25% of the original principal amount of the Term Loan A depending on GCI, LLC's secured leverage ratio. Each loan may be prepaid at any time and from time to time without penalty other than customary breakage costs. Any amounts prepaid on the revolving credit facility may be reborrowed. Prior to the amendment in June 2023, all rates indexed to SOFR were previously indexed to LIBOR. The Senior Credit Facility also has a commitment fee that accrues at a per annum rate between 0.375% and 0.500% on the daily unused amount of the revolving credit facility depending on GCI, LLC's total leverage ratio.

Prior to the Senior Credit Facility Eighth Amendment in October 2021, the borrowings under the Senior Credit Facility bore interest at either the alternate base rate or LIBOR (based on an interest period selected by GCI, LLC of one month, two months, three months or six months) at the election of GCI, LLC in each case plus a margin. The revolving credit facility borrowings that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin that varied between 0.50% and 1.75% depending on GCI, LLC's total leverage ratio. The revolving credit facility borrowings that were LIBOR loans bore interest at a per annum rate equal to the applicable LIBOR plus a margin that varied between 1.50% and 2.75% depending on GCI, LLC's total leverage ratio. Term Loan B borrowings that were alternate base rate loans bore interest at a per annum rate equal to the alternate base rate plus a margin of 1.75%. Term Loan B borrowings that were LIBOR loans bore interest at a per annum rate equal to the applicable LIBOR plus a margin of 2.75% with a LIBOR floor of 0.75%.

GCI, LLC's First Lien Leverage Ratio (as defined in the Senior Credit Facility) may not exceed 4.00 to 1.00.

The terms of the Senior Credit Facility include customary representations and warranties, customary affirmative and negative covenants and customary events of default. At any time after the occurrence of an event of default under the Senior Credit Facility, the lenders may, among other options, declare any amounts outstanding under the Senior Credit Facility immediately due and payable and terminate any commitment to make further loans under the Senior Credit Facility. The obligations under the Senior Credit Facility are secured by a security interest on substantially all of the assets of GCI, LLC and the subsidiary guarantors, as defined in the Senior Credit Facility, and on the stock of GCI Holdings.

As of December 31, 2023, there was $244 million outstanding under the Term Loan A, $150 million outstanding under the revolving portion of the Senior Credit Facility and $3 million in letters of credit under the Senior Credit Facility, leaving $397 million available for borrowing.

Wells Fargo Note Payable

In connection with the closing of the Combination on December 18, 2020, the Company assumed GCI Holdings' outstanding $6 million under its Wells Fargo Note Payable (as defined below). Outstanding borrowings on the Wells Fargo Note Payable were $5 million as of both December 31, 2023 and December 31, 2022.

GCI Holdings issued a note to Wells Fargo that matures on July 15, 2029 and is payable in monthly installments of principal and interest (the "Wells Fargo Note Payable"). On May 1, 2023, the Wells Fargo Note Payable was amended to update the interest rate to reference SOFR instead of LIBOR. After this amendment, the interest rate is variable at SOFR plus 1.75%. Prior to the amendment, the interest rate was variable at one month LIBOR plus 2.25%.

The note is subject to similar affirmative and negative covenants as the Senior Credit Facility. The obligations under the note are secured by a security interest and lien on the building purchased with the note.

Debt Covenants

GCI, LLC is subject to covenants and restrictions under its Senior Notes and Senior Credit Facility. The Company and GCI, LLC are in compliance with all debt maintenance covenants as of December 31, 2023.

Five Year Maturities

The annual principal maturities of debt, based on stated maturity dates, for each of the next five years is as follows (amounts in millions):

2024	$	3
2025	$	3
2026	$	1,613
2027	$	238
2028	$	601

Fair Value of Debt

The fair value of the Senior Notes was $556 million at December 31, 2023 (Level 2).

Due to the variable rate nature of the Margin Loan, Senior Credit Facility and Wells Fargo Note Payable, the Company believes that the carrying amount approximates fair value at December 31, 2023.

(8) Leases

In 2016 and 2017, GCI Holdings sold certain tower sites and entered into a master lease agreement in which it leased back space on those tower sites. GCI Holdings determined that it is precluded from applying sales-leaseback accounting.

GCI Holdings has entered into finance lease agreements with satellite providers for transponder capacity to transmit voice and data traffic in rural Alaska. GCI Holdings is also party to finance lease agreements for an office building and certain retail store locations. GCI Holdings also leases office space, land for towers and communication facilities, satellite transponders, fiber capacity, and equipment. These leases are classified as operating leases. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future lease payments using our incremental borrowing rate at the commencement date of the lease. If lease terms are modified, the ROU assets and operating lease liabilities are adjusted to reflect the updated future lease payments and changes in the incremental borrowing rate.

The Company has leases with remaining lease terms that range from less than one year up to 27 years. Certain of the Company's leases may include an option to extend the term of the lease with such options to extend ranging from 2 years up to 35 years. The Company also has the option to terminate certain of its leases early with such options to terminate ranging from as early as 30 days up to 14 years from December 31, 2023.

The components of lease cost during the years ended December 31, 2023, 2022 and 2021 were as follows:

	Years ended December 31,		
	2023	2022	2021
		amounts in millions	
Operating lease cost (1).	$ 62	59	60
Finance lease cost			
Depreciation of leased assets	$ 1	1	1
Total finance lease cost	$ 1	1	1

(1) Included within operating lease costs were short-term lease costs and variable lease costs, which were not material to the consolidated financial statements.

The remaining weighted-average lease term and the weighted-average discount rate were as follows:

	December 31,		
	2023	2022	2021
Weighted-average remaining lease term (years):			
Finance leases	2.5	3.5	4.5
Operating leases	4.1	3.9	4.2
Weighted-average discount rate:			
Finance leases	4.3 %	4.3 %	4.3 %
Operating leases	7.7 %	6.0 %	4.0 %

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2023	2022
	amounts in millions	
Operating leases:		
Operating lease ROU assets, net (1)	$ 105	114
Current operating lease liabilities (2).	$ 45	45
Operating lease liabilities (3)	56	65
Total operating lease liabilities	$ 101	110
Finance Leases:		
Property and equipment, at cost.	$ 8	4
Accumulated depreciation	(2)	(1)
Property and equipment, net	$ 6	3
Current obligations under finance leases (4).	$ 1	1
Obligations under finance leases	1	2
Total finance lease liabilities	$ 2	3

(1) Operating lease ROU assets, net are included within the Other assets, net line item in the accompanying consolidated balance sheets.
(2) Current operating lease liabilities are included within the Other current liabilities line item in the accompanying consolidated balance sheets.
(3) Operating lease liabilities are included within the Other liabilities line item in the accompanying consolidated balance sheets.
(4) Current obligations under finance leases are included within the Other current liabilities line item in the accompanying consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows from operating leases	$ 59	57	55
Financing cash outflows from finance leases	$ 1	1	2
ROU assets obtained in exchange for lease obligations			
Operating leases	$ 41	11	108

Future lease payments under finance leases, operating leases and tower obligations with initial terms of one year or more at December 31, 2023 consisted of the following:

	Finance Leases	Operating Leases	Tower Obligations
		amounts in millions	
2024	$ 1	48	8
2025	1	24	8
2026	—	22	8
2027	—	8	8
2028	—	5	9
Thereafter	—	13	91
Total payments	2	120	132
Less: imputed interest	—	19	48
Total liabilities	$ 2	101	84

(9) Income Taxes

Income tax benefit (expense) consists of:

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
Current:			
Federal	$ (30)	(222)	(233)
State and local	(2)	(1)	—
	(32)	(223)	(233)
Deferred:			
Federal	(160)	(51)	4
State and local	(8)	(3)	11
	(168)	(54)	15
Income tax benefit (expense)	$ (200)	(277)	(218)

Income tax benefit (expense) differs from the amounts computed by applying the applicable U.S. federal income tax rate of 21% as a result of the following:

	Years ended December 31, 2023	2022	2021
	amounts in millions		
Computed expected tax benefit (expense)	$ (186)	(322)	(200)
State and local taxes, net of federal income taxes	(8)	(4)	(8)
Nontaxable equity contribution	4	41	2
Change in valuation allowance	—	1	4
Sale of consolidated subsidiary	2	15	—
Change in tax rate—other	—	—	14
Executive compensation	(5)	(7)	(14)
Litigation settlement	—	—	(22)
Other	(7)	(1)	6
Income tax (expense) benefit	$ (200)	(277)	(218)

For the year ended December 31, 2023, the significant reconciling items, as noted in the table above, are primarily due to state income taxes and certain non-deductible expenses.

For the year ended December 31, 2022, the significant reconciling items, as noted in the table above, are primarily due to the nontaxable decrease in the fair value of the indemnification obligation owed to Qurate Retail and tax benefits from the sale of stock of a subsidiary.

For the year ended December 31, 2021, the significant reconciling items, as noted in the table above, are primarily due to a non-deductible litigation settlement and non-deductible executive compensation, partially offset by tax benefits from a change in effective tax rate used to measure deferred taxes on certain Charter shares.

The tax effects of temporary differences and tax attributes that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented below:

	December 31,	
	2023	2022
	amounts in millions	
Deferred tax assets:		
Tax loss and tax credit carryforwards	$ 36	32
Accrued stock-based compensation	15	16
Deferred revenue	27	20
Operating lease liabilities	28	31
Other accrued liabilities	7	28
Other future deductible amounts	35	41
Total deferred tax assets	148	168
Less: valuation allowance	(1)	(1)
Net deferred tax assets	147	167
Deferred tax liabilities:		
Investments	(1,871)	(1,688)
Fixed assets	(196)	(201)
Intangible assets	(262)	(276)
Debt	(5)	(10)
Operating lease ROU assets	(29)	(32)
Total deferred tax liabilities	(2,363)	(2,207)
Net deferred tax asset (liability)	$ (2,216)	(2,040)

The Company's valuation allowance was unchanged in 2023.

At December 31, 2023, Liberty Broadband had deferred tax assets of $36 million for federal and state net operating losses, interest expense carryforwards and tax credit carryforwards. Of the $36 million, $32 million are carryforwards with no expiration. The remaining carryforwards expire at certain future dates. These carryforwards are expected to be utilized prior to expiration, except for $1 million which based on current projections, may expire unused and accordingly are subject to a valuation allowance. The carryforwards that are expected to be utilized begin to expire in 2028.

As of December 31, 2023, the Company had not recorded tax reserves related to unrecognized tax benefits for uncertain tax positions.

As of December 31, 2023, Liberty Broadband's federal tax years prior to 2020 are closed. However, because Liberty Broadband generated a net operating loss ("NOL") in 2016, 2017, 2018, and 2019, utilization of the NOLs in future years is still subject to adjustment. Liberty Broadband's 2020 and 2021 tax years are not under IRS examination. Liberty Broadband's 2022 and 2023 tax years are being examined currently as part of the IRS's Compliance Assurance Process ("CAP") program. Because Liberty Broadband's ownership of Charter is less than the required 80%, Charter is not consolidated with Liberty Broadband for federal income tax purposes. As of December 31, 2023, all GCI tax years prior to 2020 are closed. However, because GCI generated NOLs in tax years prior to 2020, utilization of the NOLs in future years are subject to adjustment. GCI Liberty's 2020 tax year is not currently under IRS examination, but remains "open" until the statute of limitations expires on October 15, 2024. Prior to the March 9, 2018 GCI Liberty split-off from Qurate Retail, certain GCI Liberty businesses were part of the Qurate Retail, Inc. consolidated federal tax group. Qurate Retail's tax years prior to 2019 are closed for federal income tax purposes. Various states are currently examining Qurate Retail's prior years' state income tax returns.

(10) Stockholders' Equity

Preferred Stock

Liberty Broadband's preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by Liberty Broadband's board of directors.

Liberty Broadband Series A Cumulative Redeemable Preferred Stock ("Liberty Broadband Preferred Stock") was issued as a result of the Combination on December 18, 2020. Each share of Series A Cumulative Redeemable Preferred Stock of GCI Liberty outstanding immediately prior to the closing of the Combination was converted into one share of newly issued Liberty Broadband Preferred Stock. The Company is required to redeem all outstanding shares of Liberty Broadband Preferred Stock out of funds legally available, at the liquidation price plus all unpaid dividends (whether or not declared) accrued from the most recent dividend payment date through the redemption date, on the first business day following March 8, 2039. There were 7,300,000 shares of Liberty Broadband Preferred Stock authorized and 7,183,812 shares issued and outstanding at December 31, 2023. An additional 42,700,000 shares of preferred stock of the Company are authorized and are undesignated as to series. The Liberty Broadband Preferred Stock is accounted for as a liability on the Company's consolidated balance sheets because it is mandatorily redeemable. As a result, all dividends paid on the Liberty Broadband Preferred Stock are recorded as interest expense in the Company's consolidated statements of operations. Liberty Broadband Preferred Stock has one-third of a vote per share.

The liquidation price is measured per share and shall mean the sum of (i) $25, plus (ii) an amount equal to all unpaid dividends (whether or not declared) accrued with respect to such share have been added to and then remain part of the liquidation price as of such date. The fair value of Liberty Broadband Preferred Stock of $203 million was recorded at the time of the Combination. The fair value of Liberty Broadband Preferred Stock as of December 31, 2023 was $158 million (Level 1).

The holders of shares of Liberty Broadband Preferred Stock are entitled to receive, when and as declared by the Liberty Broadband board of directors, out of legally available funds, preferential dividends that accrue and cumulate as provided in the certificate of designations for the Liberty Broadband Preferred Stock.

Dividends on each share of Liberty Broadband Preferred Stock accrue on a daily basis at a rate of 7.00% per annum of the liquidation price.

Accrued dividends are payable quarterly on each dividend payment date, which is January 15, April 15, July 15, and October 15 of each year, commencing January 15, 2021. If Liberty Broadband fails to pay cash dividends on the Liberty Broadband Preferred Stock in full for any four consecutive or non-consecutive dividend periods then the dividend rate shall increase by 2.00% per annum of the liquidation price until cured. On December 13, 2023, the Company announced that its board of directors had declared a quarterly cash dividend of approximately $0.44 per share of Liberty Broadband Preferred Stock which was paid on January 16, 2024 to shareholders of record of the Liberty Broadband Preferred Stock at the close of business on January 2, 2024.

Common Stock

Liberty Broadband's Series A common stock ("LBRDA") has one vote per share, Liberty Broadband's Series B common stock ("LBRDB") has ten votes per share and Liberty Broadband's Series C common stock ("LBRDK") has no votes per share (except as otherwise required by applicable law). Each share of the Series B common stock is exchangeable at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions.

As of December 31, 2023, Liberty Broadband reserved 4 million shares of LBRDB and LBRDK common stock for issuance under exercise privileges of outstanding stock Awards.

Purchases of Common Stock

During the year ended December 31, 2023, the Company repurchased 3 million shares of LBRDA and LBRDK for aggregate cash consideration of $227 million. There were no repurchases of LBRDB during the year ended December 31, 2023.

During the year ended December 31, 2022, the Company repurchased 24 million shares of LBRDA and LBRDK for aggregate cash consideration of $2.9 billion. There were no repurchases of LBRDB during the year ended December 31, 2022.

During the year ended December 31, 2021, the Company repurchased 26 million shares of LBRDA and LBRDK for aggregate cash consideration of $4.3 billion under the authorized repurchase program. There were no repurchases of LBRDB during the year ended December 31, 2021.

All of the foregoing shares obtained have been retired and returned to the status of authorized and available for issuance. As of December 31, 2023, the Company had approximately $1.8 billion available to be used for share repurchases under the Company's share repurchase program.

Exchange Agreement with Chairman

On June 13, 2022, Liberty Broadband entered into an Exchange Agreement with its Chairman of the board of directors, John C. Malone, and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the "JM Trust") (the "Exchange Agreement"), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in the Company would not exceed 49% (the "Target Voting Power") plus 0.5% (under certain circumstances).

The Exchange Agreement provides for exchanges by the Company and Mr. Malone or the JM Trust of shares of LBRDB for shares of LBRDK in connection with certain events, including (i) any event that would result in a reduction in the outstanding votes that may be cast by holders of the Company's voting securities or an increase of Mr. Malone's beneficially-owned voting power in the Company (an "Accretive Event"), in each case, such that Mr. Malone's voting power in the Company would exceed the Target Voting Power plus 0.5%; or (ii) from and after the occurrence of any Accretive Event, in connection with any event that would result in an increase in the outstanding votes that may be cast by holders of the Company's voting securities or a decrease of Mr. Malone's beneficially-owned voting power in the Company (a "Dilutive Event"), in each case, such that Mr. Malone's voting power in the Company falls below the Target Voting Power less 0.5%. Additionally, the Exchange Agreement contains certain provisions with respect to fundamental events at the Company, meaning any combination, consolidation, merger, exchange offer, split-off, spin-off, rights offering or dividend, in each case, as a result of which holders of LBRDB are entitled to receive securities of the Company, securities of another person, property or cash, or a combination thereof.

In connection with an Accretive Event, Mr. Malone or the JM Trust will be required to exchange with the Company shares of LBRDB (as exchanged, the "Exchanged Series B Shares") for an equal number of shares of LBRDK (as exchanged, the "Exchanged Series C Shares") so as to maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power, on the terms and subject to the conditions of the Exchange Agreement.

In connection with a Dilutive Event, Mr. Malone and the JM Trust may exchange the Exchanged Series C Shares with the Company for an equal number of shares of LBRDB equal to the lesser of (i) the number of shares of LBRDB which would maintain Mr. Malone's voting power as close as possible to, without exceeding, the Target Voting Power and (ii) the number of Exchanged Series B Shares at such time, on the terms and subject to the conditions of the Exchange Agreement.

Under the Exchange Agreement, the JM Trust exchanged 215,647 shares of LBRDB for the same number of LBRDK on June 13, 2022, and exchanged 211,255 shares of LBRDB for the same number of LBRDK on July 19, 2022. Additionally, the JM Trust exchanged 54,247 shares of LBRDB for the same number of LBRDK on January 23, 2023.

(11) Stock-Based Compensation

Included in Selling, general and administrative expenses in the accompanying consolidated statements of operations are $34 million, $37 million and $41 million of stock-based compensation during the years ended December 31, 2023, 2022 and 2021, respectively.

Incentive Plans

Liberty Broadband grants, to certain of its directors, employees and employees of its subsidiaries, restricted stock units ("RSUs") and stock options to purchase shares of its common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value ("GDFV") of the Award and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award and re-measures the fair value of the Award at each reporting date.

Pursuant to the Liberty Broadband 2019 Omnibus Incentive Plan, as amended, the Company may grant Awards to be made in respect of a maximum of 6.0 million shares of Liberty Broadband common stock.

Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty Broadband issues new shares upon exercise of equity awards.

Grants

During the years ended December 31, 2023, 2022 and 2021, Liberty Broadband granted 129 thousand, 136 thousand and 167 thousand options, respectively, to purchase shares of LBRDK to our Chief Executive Officer. Such options had a weighted average GDFV of $27.83, $39.10 and $40.05 per share, respectively, at the time they were granted and vested on December 29, 2023, December 30, 2022 and December 31, 2021, respectively.

During the years ended December 31, 2023, 2022 and 2021, Liberty Broadband granted to its employees 407 thousand, 11 thousand and 30 thousand options, respectively, to purchase shares of LBRDK. Such options had a weighted average GDFV of $27.68, $30.43 and $40.61 per share, respectively, and vest between one and three years.

During the years ended December 31, 2023, 2022 and 2021, Liberty Broadband granted 21 thousand, 24 thousand and 26 thousand options, respectively, to purchase shares of LBRDK to its non-employee directors with a weighted average GDFV of $27.73, $30.43 and $41.71 per share, respectively, which mainly cliff vest over a one year vesting period.

During the years ended December 31, 2023, 2022 and 2021, Liberty Broadband granted 227 thousand, 227 thousand and 79 thousand time-based and performance-based RSUs, respectively, of LBRDK to its employees, employees of subsidiaries and non-employee directors. The RSUs had a weighted average GDFV of $84.02, $120.70 and $153.34 per share, respectively. The time-based RSUs generally vest between one and five years for employees and employees of subsidiaries and in one year for non-employee directors. The performance-based RSUs mainly cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

There were no options to purchase shares of LBRDA or LBRDB granted during 2023, 2022 and 2021.

The Company has calculated the GDFV for all of its equity classified awards and any subsequent re-measurement of its liability classified awards using the Black-Scholes Model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2023, 2022 and 2021, the range of expected terms was 5.1 to 5.3 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty Broadband common stock. For grants made in 2023, 2022 and 2021, the range of volatilities was 27.1% to 31.3%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject option.

Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Liberty Broadband common stock granted to certain officers, employees and directors of the Company, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	LBRDK		WAEP	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)			(in years)	(in millions)
Outstanding at January 1, 2023	3,602	$	98.62		
Granted	558	$	77.98		
Exercised	(60)	$	69.76		
Forfeited/Cancelled	(37)	$	95.42		
Outstanding at December 31, 2023	4,063	$	96.23	3.1	$ 50
Exercisable at December 31, 2023	3,113	$	88.02	2.4	$ 49

As of December 31, 2023, there were no outstanding options to purchase shares of LBRDA common stock.

During the year ended December 31, 2023, Liberty Broadband had 69 thousand LBRDB options with a WAEP of $97.21 that were forfeited. During the years ended December 31, 2022 and 2021, the Company's Chief Executive Officer exercised 37 thousand and 370 thousand LBRDB options at an exercise price of $97.21 per share for each exercise. Immediately following these exercises, the resulting LBRDB shares were exchanged for the same number of LBRDK shares pursuant to the terms of a stipulation and order where Mr. Maffei agreed to exchange LBRDB shares for LBRDK shares following the exercise of certain stock options. As of December 31, 2023, Liberty Broadband had 246 thousand LBRDB options outstanding and exercisable at a WAEP of $95.98, a weighted average remaining contractual life of 0.7 years and aggregate intrinsic value of zero.

As of December 31, 2023, the total unrecognized compensation cost related to unvested Awards was approximately $38 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.6 years.

As of December 31, 2023, Liberty Broadband reserved approximately 4 million shares of LBRDB and LBRDK for issuance under exercise privileges of outstanding stock options.

Exercises

The aggregate intrinsic value of all options exercised during the years ended December 31, 2023, 2022 and 2021 was $1 million, $3 million and $27 million, respectively.

LIBERTY BROADBAND CORPORATION

Notes to Consolidated Financial Statements (Continued)

December 31, 2023, 2022 and 2021

Restricted Stock and Restricted Stock Units

The aggregate fair value of all LBRDA and LBRDK RSAs and RSUs that vested during the years ended December 31, 2023, 2022 and 2021 was $12 million, $18 million and $28 million, respectively.

As of December 31, 2023, the Company had approximately 371 thousand unvested RSAs and RSUs of LBRDA and LBRDK held by certain directors, officers and employees of the Company with a weighted average GDFV of $101.09 per share.

(12) Employee Benefit Plans

Subsidiaries of the Company sponsor 401(k) plans, which provide their employees an opportunity to make contributions to a trust for investment. The Company's subsidiaries make matching contributions to their plans based on a percentage of the amount contributed by employees. Employer cash contributions to all plans aggregated $11 million, $12 million and $12 million for the years ended December 31, 2023, 2022 and 2021, respectively.

(13) Commitments and Contingencies

Guaranteed Service Levels

Certain customers have guaranteed levels of service with varying terms. In the event the Company is unable to provide the minimum service levels, it may incur penalties or issue credits to customers.

Charter and Liberty Broadband—Delaware Litigation

In August 2015, a purported stockholder of Charter, Matthew Sciabacucchi, filed a lawsuit in the Delaware Court of Chancery, on behalf of a putative class of Charter stockholders, challenging the transactions involving Charter, Time Warner Cable Inc., Advance/Newhouse Partnership, and Liberty Broadband announced by Charter on May 26, 2015. The lawsuit, which named as defendants Liberty Broadband, Charter and the board of directors of Charter, alleged that the transactions resulted from breaches of fiduciary duty by Charter's directors and that Liberty Broadband improperly benefited from the challenged transactions at the expense of other Charter stockholders. On January 12, 2023, the parties reached a tentative agreement to settle the lawsuit. The court approved the settlement at a fairness hearing on June 22, 2023 and Liberty Broadband paid approximately $38 million to Charter as a result of the settlement, which had been accrued as a current liability in the consolidated balance sheet and recorded as a litigation settlement expense within operating income in the fourth quarter of 2022.

General Litigation

The Company has contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. Although it is reasonably possible the Company may incur losses upon conclusion of such matters, an estimate of any loss or range of loss cannot be made. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

Hollywood Firefighters' Pension Fund, et al. v. GCI Liberty, Inc., et al. On October 9, 2020, a putative class action complaint was filed by two purported GCI Liberty stockholders in the Court of Chancery of the State of Delaware under the caption *Hollywood Firefighters' Pension Fund, et al. v. GCI Liberty, Inc., et al.*, Case No. 2020-0880. A new version of the complaint was filed on October 11, 2020. The complaint named as defendants GCI Liberty, as well as the members of the GCI Liberty board of directors. The complaint alleged, among other things, that Mr. Gregory B. Maffei, a director and the President and Chief Executive Officer of Liberty Broadband and, prior to the Combination, GCI Liberty, and Mr. John C. Malone, the Chairman of the board of directors of Liberty Broadband and, prior to the Combination, GCI Liberty, in their purported capacities as controlling stockholders and directors of GCI Liberty, and the other directors of GCI Liberty, breached their fiduciary duties by approving the Combination. The complaint also alleged that various prior and current relationships among members of the

GCI Liberty special committee, Mr. Malone and Mr. Maffei rendered the members of the GCI Liberty special committee not independent.

During 2021 and in advance of the expenditure of significant time and costs, the parties began negotiations with the class of plaintiffs for a potential settlement of this action and entered into an agreement in principle to settle the litigation in return for a settlement payment of $110 million, which was recorded as a litigation settlement expense within operating income in the consolidated statements of operations. During the second half of 2021, the Company made a payment of $110 million in accordance with the settlement agreement and an additional $9 million mootness fee, which was also recorded as a litigation expense within operating income in the consolidated statements of operation.

In addition, during the third quarter of 2021, the Company agreed to final settlement amounts with all five of its insurance carriers for insurance recoveries of approximately $24 million, which is recorded net of the litigation settlement expense on the consolidated statement of operations.

Rural Health Care ("RHC") Program

GCI Holdings receives support from various USF programs including the RHC Program. The USF programs are subject to change by regulatory actions taken by the FCC, interpretations of or compliance with USF program rules, or legislative actions. Changes to any of the USF programs that GCI Holdings participates in could result in a material decrease in revenue and accounts receivable, which could have an adverse effect on GCI Holdings' business and the Company's financial position, results of operations or liquidity. The following paragraphs describe certain separate matters related to the RHC Program that impact or could impact the revenue earned and receivables recognized by the Company. As of December 31, 2023, the Company had net accounts receivable from the RHC Program in the amount of approximately $74 million, which is included within Trade and other receivables in the consolidated balance sheets.

FCC Rate Reduction. In November 2017, the Universal Service Administrative Company requested further information in support of the rural rates charged to a number of GCI Holdings' RHC customers in connection with the funding requests for the year that ran July 1, 2017 through June 30, 2018. On October 10, 2018, GCI Holdings received a letter from the FCC's Wireline Competition Bureau ("Bureau") notifying it of the Bureau's decision to reduce the rural rates charged to RHC customers for the funding year that ended on June 30, 2018 by approximately 26% resulting in a reduction of total support payments of $28 million. The FCC also informed GCI Holdings that the same cost methodology used for the funding year that ended on June 30, 2018 would be applied to rates charged to RHC customers in subsequent funding years. In response to the Bureau's letter, GCI Holdings filed an Application for Review with the FCC.

On October 20, 2020, the Bureau issued two separate letters approving the cost-based rural rates GCI Holdings historically applied when recognizing revenue for services provided to its RHC customers for the funding years that ended on June 30, 2019 and June 30, 2020. GCI Holdings collected approximately $175 million in accounts receivable relating to these two funding years during the year ended December 31, 2021. GCI Holdings also filed an Application for Review of these determinations. Subsequently, GCI identified rates for similar services provided by a competitor that would justify higher rates for certain GCI satellite services in the funding years that ended on June 30, 2018, June 30, 2019, and June 30, 2020. GCI submitted that information to the Bureau on September 7, 2021.

On June 25, 2020, GCI Holdings submitted cost studies with respect to a number of its rates for services provided to its RHC customers for the funding year ended June 30, 2021, which require approval by the Bureau. GCI Holdings further updated those studies on November 12, 2020, to reflect the completion of the bidding season for that funding year. On May 24, 2021, the FCC approved the cost studies submitted by GCI Holdings for the funding year ended June 30, 2021. Subsequently, on August 16, 2021, GCI submitted a request for approval of rates for 17 additional sites, all of which the FCC approved.

RHC Program Funding Cap. The RHC program has a funding cap for each individual funding year that is annually adjusted for inflation, and which the FCC can increase by carrying forward unused funds from prior funding years. In recent years, including the current year, this funding cap has not limited the amount of funding received by participants; however, management continues to monitor the funding cap and its potential impact on funding in future years.

<u>Enforcement Bureau and Related Inquiries.</u> On March 23, 2018, GCI Holdings received a letter of inquiry and request for information from the Enforcement Bureau of the FCC relating to the period beginning January 1, 2015 and including all future periods. This included inquiry into the rates charged by GCI Holdings and other aspects related to the Enforcement Bureau's review of GCI Holdings' compliance with program rules, which are discussed separately below. The ongoing uncertainty in program funding, as well as the uncertainty associated with the rate review, could have an adverse effect on its business, financial position, results of operations or liquidity.

In the fourth quarter of 2019, GCI Holdings became aware of potential RHC Program compliance issues related to certain of GCI Holdings' currently active and expired contracts with certain of its RHC customers. The Company and its external experts performed significant and extensive procedures to determine whether GCI Holdings' currently active and expired contracts with its RHC customers would be deemed to be in compliance with the RHC Program rules. GCI Holdings notified the FCC of the potential compliance issues in the fourth quarter of 2019.

On May 28, 2020, GCI Holdings received a second letter of inquiry from the Enforcement Bureau in the same matter noted above. This second letter, which was in response to a voluntary disclosure made by GCI Holdings to the FCC, extended the scope of the original inquiry to also include various questions regarding compliance with the records retention requirements related to the (i) original inquiry and (ii) RHC Program.

On December 17, 2020, GCI Holdings received a Subpoena Duces Tecum from the FCC's Office of the Inspector General requiring production of documents from January 1, 2009 to the present related to a single RHC customer and related contracts, information regarding GCI Holdings' determination of rural rates for a single customer, and to provide information regarding persons with knowledge of pricing practices generally.

On April 21, 2021, representatives of the Department of Justice ("DOJ") informed GCI Holdings that a qui tam action had been filed in the Western District of Washington arising from the subject matter under review by the Enforcement Bureau. The DOJ was investigating whether GCI Holdings submitted false claims and/or statements in connection with GCI's participation in the FCC's RHC Program. On July 14, 2021, the DOJ issued a Civil Investigative Demand with regard to the qui tam action.

The FCC's Enforcement Bureau and GCI Holdings held discussions regarding GCI Holdings potential RHC Program compliance issues related to certain of its contracts with its RHC customers for which GCI Holdings had previously recognized an estimated liability for a probable loss of approximately $12 million in 2019 for contracts that were deemed probable of not complying with the RHC Program rules. During the year ended December 31, 2022, GCI Holdings recorded an additional estimated settlement expense of $15 million relating to a settlement offer made by GCI Holdings resulting in a total estimated liability of $27 million.

The DOJ and GCI Holdings held discussions regarding the qui tam action whereby the DOJ clarified that its investigation relates to the years from 2010 through 2019 and alleged that GCI Holdings had submitted false claims under the RHC Program during this time period. During the year ended December 31, 2022, GCI Holdings recorded a $14 million estimated settlement expense to reflect discussions and settlement offers that GCI Holdings made to the DOJ.

Separately, during the third quarter of 2022, GCI Holdings became aware of possible RHC Program compliance issues relating to potential conflicts of interest identified in the historical competitive bidding process with respect to certain of its contracts with its RHC customers. GCI Holdings notified the FCC's Enforcement Bureau of the potential compliance issues; however, the Company is unable to assess the ultimate outcome of the potential compliance issues and is unable to reasonably estimate any range of loss or possible loss.

LIBERTY BROADBAND CORPORATION

Notes to Consolidated Financial Statements (Continued)

December 31, 2023, 2022 and 2021

On May 10, 2023, GCI entered into a final settlement agreement with both the FCC and the DOJ to resolve all Enforcement Bureau and Related Inquiries discussed above except for the matter that was separately identified during the third quarter of 2022, which continues to remain outstanding. The settlement with the FCC and the DOJ resulted in a total cash payment of $41 million of which $27 million was paid to the FCC and $14 million was paid to the DOJ in 2023, which had been previously recorded as liabilities. Additionally, as part of the settlement with the FCC and the DOJ, GCI Holdings withdrew all of its open Applications for Review related to FCC rate reduction matters.

Off-Balance Sheet Arrangements

Liberty Broadband did not have any off-balance sheet arrangements, except for those matters discussed above, that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations, liquidity, capital expenditures or capital resources.

(14) Segment Information

Liberty Broadband identifies its reportable segments as (A) those consolidated companies that represent 10% or more of its consolidated annual revenue, annual Adjusted OIBDA or total assets and (B) those equity method affiliates whose share of earnings or losses represent 10% or more of Liberty Broadband's annual pre-tax earnings (losses).

Liberty Broadband evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA. In addition, Liberty Broadband reviews nonfinancial measures such as subscriber growth.

For segment reporting purposes, Liberty Broadband defines Adjusted OIBDA as revenue less operating expenses and selling, general and administrative expenses (excluding stock-based compensation). Liberty Broadband believes this measure is an important indicator of the operational strength and performance of its businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock based compensation, separately reported litigation settlements and restructuring and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings, cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. Liberty Broadband generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current prices.

For the year ended December 31, 2023, Liberty Broadband has identified the following consolidated company and equity method investment as its reportable segments:

- GCI Holdings—a wholly owned subsidiary of the Company that provides a full range of data, wireless, video, voice, and managed services to residential, businesses, governmental entities, and educational and medical institutions primarily in Alaska.

- Charter—an equity method investment that is one of the largest providers of cable services in the United States, offering a variety of entertainment, information and communications solutions to residential and commercial customers.

Liberty Broadband's operating segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, distribution channels and marketing strategies. The accounting policies of the segments that are also consolidated companies are the same as those described in the Company's summary of significant accounting policies in the Company's annual financial statements. We have included amounts attributable to Charter in the tables below. Although Liberty Broadband owns less than 100% of the outstanding shares of Charter, 100% of the Charter amounts are included in the schedule below and subsequently eliminated in order to reconcile the account totals to the Liberty Broadband consolidated financial statements.

Performance Measures

	Years ended December 31,					
	2023		2022		2021	
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in millions					
GCI Holdings	$ 981	361	969	358	970	354
Charter	54,607	21,947	54,022	21,335	51,682	20,301
Corporate and other.	—	(24)	6	(31)	18	(49)
	55,588	22,284	54,997	21,662	52,670	20,606
Eliminate equity method affiliate.	(54,607)	(21,947)	(54,022)	(21,335)	(51,682)	(20,301)
Consolidated Liberty Broadband	$ 981	337	975	327	988	305

Other Information

	December 31, 2023			December 31, 2022		
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in millions					
GCI Holdings	$ 3,340	—	222	3,378	—	181
Charter	147,193	—	11,115	144,523	—	9,376
Corporate and other.	12,301	12,116	—	11,764	11,433	—
	162,834	12,116	11,337	159,665	11,433	9,557
Eliminate equity method affiliate.	(147,193)	—	(11,115)	(144,523)	—	(9,376)
Consolidated Liberty Broadband.	$ 15,641	12,116	222	15,142	11,433	181

Revenue by Geographic Area

	Years ended December 31,		
	2023	2022	2021
	amounts in millions		
United States	$ 981	975	986
Other countries.	—	—	2
	$ 981	975	988

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and earnings (loss) before income taxes:

	Years ended December 31,		
	2023	**2022**	**2021**
	amounts in millions		
Consolidated segment Adjusted OIBDA.	$ 337	327	305
Stock-based compensation	(34)	(37)	(41)
Depreciation and amortization	(230)	(262)	(267)
Litigation settlement, net of recoveries	—	(67)	(95)
Operating income (loss)	73	(39)	(98)
Interest expense	(206)	(133)	(117)
Share of earnings (loss) of affiliates, net	1,155	1,326	1,194
Gain (loss) on dilution of investment in affiliate	(60)	(63)	(102)
Realized and unrealized gains (losses) on financial instruments, net.	(101)	334	67
Gain (loss) on dispositions, net	—	179	12
Other, net	27	(70)	(6)
Earnings (loss) before income taxes.	$ 888	1,534	950

LIBERTY BROADBAND CORPORATION CORPORATE DATA

Board of Directors

John C. Malone
Chairman of the Board
Liberty Broadband Corporation

Gregg L. Engles
Founder and Partner
Capitol Peak Partners

Julie D. Frist
Former Vice-Chair
CapStar Financial Holdings, Inc.

Richard R. Green
Retired President and Chief Executive Officer
CableLabs

Sue Ann Hamilton
Principal
Hamilton Media LLC

Gregory B. Maffei
President and Chief Executive Officer
Liberty Broadband Corporation

J. David Wargo
Founder and President
Wargo & Company, Inc.

John E. Welsh III
President
Avalon Capital Partners LLC

Executive Committee
Gregory B. Maffei
John C. Malone

Compensation Committee
Julie D. Frist (Co-Chair)
J. David Wargo (Co-Chair)
Richard R. Green
Sue Ann R. Hamilton

Audit Committee
John E. Welsh III (Chair)
Gregg L. Engles
J. David Wargo

Nominating & Corporate Governance Committee
Richard R. Green (Co-Chair)
Sue Ann R. Hamilton (Co-Chair)
Gregg L. Engles
Julie D. Frist
John E. Welsh III

Senior Officers

Gregory B. Maffei
President and Chief Executive Officer

Renee L. Wilm
Chief Legal Officer and Chief Administrative Officer

Brian J. Wendling
Chief Accounting Officer and Principal Financial Officer

Ben Oren
Executive Vice President and Treasurer

Corporate Secretary
Katherine C. Jewell

Corporate Headquarters
12300 Liberty Boulevard
Englewood, CO 80112
(720) 875-5700

Stock Information
Series A Common Stock (LBRDA),
Series C Common Stock (LBRDK) and Series A Cumulative Redeemable Preferred Stock (LBRDP) trade on the NASDAQ Global Select Market.

Series B Common Stock (LBRDB) is quoted on the OTC Markets.

CUSIP Numbers
LBRDA – 530307 107
LBRDB – 530307 206
LBRDK – 530307 305
LBRDP – 530307 503

Transfer Agent
Liberty Broadband Corporation
Shareholder Services
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: (888) 789-8745
Toll Free: (303) 562-9277
https://shareholder.broadridge.com/lbc

Investor Relations
Shane Kleinstein
investor@libertybroadband.com
(844) 826-8735

On the Internet
Visit the Liberty Broadband Corporation website at *www.libertybroadband.com*

Financial Statements
Liberty Broadband Corporation financial statements are filed with the Securities and Exchange Commission. Copies of these financial statements can be obtained from the Transfer Agent or through the Liberty Broadband Corporation website.

Liberty BROADBAND

OUR ENVIRONMENT

Liberty believes in working to keep our environment cleaner and healthier. We are proud to have our headquarters overlooking the Colorado Rockies. Every day, Liberty takes steps to preserve the natural beauty of the surroundings that we are privileged to enjoy.

ELECTRONIC DELIVERY



We encourage Liberty stockholders to voluntarily elect to receive future proxy and annual report materials electronically.

- If you are a registered stockholder, please visit *www.proxyvote.com* for simple instructions.

- Beneficial shareowners can elect to receive future proxy and annual report materials electronically as well as vote their shares online at *www.proxyvote.com*.
  ► Faster ► Economical ► Cleaner ► Convenient

SCAN THE QR CODE



To vote using your mobile device, sign up for e-delivery or download annual meeting materials.

► Liberty's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2023 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:


Using approximately 15.9 fewer tons of wood, or 95.5 fewer trees


Using approximately 102 million fewer BTUs, or the equivalent of the amount of energy used by 121 residential refrigerators operated/year


Using approximately 71,700 fewer pounds of greenhouse gases, including carbon dioxide, or the equivalent to 6.5 cars/year


Saving approximately 85,300 gallons of water, or the equivalent of approximately 3.9 swimming pools


Saving approximately 4,700 pounds of solid waste


Reducing hazardous air pollutants by approximately 6.4 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit *www.papercalculator.org*.

● ●

2024 ANNUAL MEETING OF STOCKHOLDERS

🗓 Monday, June 10, 2024

🕐 8:15 a.m. Mountain Time

The 2024 Annual Meeting of Stockholders will be held via the Internet as a virtual meeting. See our Proxy Statement for additional information.


FSC
www.fsc.org
MIX
Paper | Supporting responsible forestry
FSC® C174835

www.libertybroadband.com